Exhibit 2.1

Execution Version

ASSET PURCHASE AGREEMENT

by and among

PRGX USA, INC.,

PRGX UK LTD.,

COST & COMPLIANCE ASSOCIATES, LLC,

COST & COMPLIANCE ASSOCIATES LIMITED

and

ROBERT F. DONOHUE

As of October 6, 2016

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TABLE OF CONTENTS

(continued)

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TABLE OF CONTENTS

(continued)

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LIST OF SCHEDULES

Schedule 1.2(c)(i)	Assumed Client Contracts
Schedule 1.2(c)(iv)	Other Assumed Contracts
Schedule 2.2	Holdback Amount
Schedule 2.3	Net Working Capital Example
Schedule 2.4(a)(iii)	Earnout EBITDA Parameters
Schedule 2.4(a)(viii)	Non-Overlapping Company Clients
Schedule 2.4(a)(ix)	Non-Overlapping Company Prospects
Schedule 2.4(a)(x)	Overlapping Company Clients
Schedule 2.4(a)(xi)	Overlapping Company Prospects
Schedule 3.1	Qualifications to Do Business
Schedule 3.5(b)	Office Leases
Schedule 3.5(c)	Tangible Personal Property
Schedule 3.6	Financial Statements
Schedule 3.7	No Undisclosed Liabilities
Schedule 3.8	Absence of Certain Changes
Schedule 3.9	Legal Proceedings
Schedule 3.10	Compliance with Law
Schedule 3.11(a)	Company Contracts
Schedule 3.11(b)	Exceptions to Company Contracts
Schedule 3.12	Tax Exceptions
Schedule 3.13	Employees
Schedule 3.14(a)	Company Benefit Plans
Schedule 3.14(c)	ERISA Exceptions
Schedule 3.15	Insurance Policies
Schedule 3.16(a)	Company Registered Intellectual Property
Schedule 3.16(b)	Company Proprietary Software
Schedule 3.16(c)	Company Licensed Software
Schedule 3.16(d)	Other Company Intellectual Property
Schedule 3.16(m)	Open Source Software
Schedule 3.17	Transactions with Affiliates
Schedule 3.18	Client and Supplier Relations
Schedule 3.19	Licenses and Permits
Schedule 3.21	Client Data
Schedule 5.3	Transferred Employees
Schedule 6.2(f)(i)	Third Party Consents
Schedule 6.2(f)(ii)	2016 Budgeted Revenue (for Third Party Consent Purposes)
Schedule 9.16	Knowledge

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DEFINED TERMS

The following is a list of the defined terms used in this Agreement:

Terms	Section
2016 Discretionary Bonus Determination	5.7(e)
Adjacent Services	2.4(a)
Affiliate	9.16
Agreement	Preamble
Allocation Schedule	2.6
Applicable Benefit Laws	3.14(c)(iii)
Applicable Period	2.4(a)
Arbitrator	2.3(e)
Assets	1.1
Associated Person	3.20
Assumed Contracts	1.2(c)
Assumed Liabilities	1.4(b)
Basket	8.5
Business	Recitals
Business Day	9.16
Client Contract	1.2(c)(i)
Client Data	3.21
Closing	6.1
Closing Date	6.1
Code	2.6
Company (ies)	Preamble
Company Ancillary Documents	3.2(b)
Company Benefit Plan	9.16
Company Contracts	3.11(a)
Company Indemnified Parties	8.2
Company Intellectual Property	1.2(d)
Company Licensed Software	3.16(c)
Company Losses	8.2
Company Proprietary Software	3.16(b)
Company Registered Intellectual Property	3.16(a)
Confidential Information	5.10(a)(i)
Consent Period	2.2(c)
Contract	1.2(c)
Control	9.16
Controlled	9.16
Controlling	9.16
Data Room	3.11(b)
Earnout EBITDA	2.4(a)
Earnout Revenue	2.4(a)
Earnout Payment(s)	2.4(d)

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EBITDA Margin	2.4(a)
Employee Benefit Plan	9.16
ERISA	9.16
ERISA Affiliate	9.16
ERISA Affiliate Plan	9.16
Excluded Assets	1.3
Excluded Liabilities	1.5
Final Earnout Calculation Schedule	2.4(h)
Final Working Capital Schedule	2.3(e)
Financial Statements	3.6
First Period	2.4(a)
First Period Earnout Payment	2.4(b)
First Period Earnout Revenue	2.4(a)
Funded International Employee Plan	9.16
GAAP	2.3(b)
Governmental Entity	3.9
Holdback Amount	2.2(b)
Holdback Client	2.2(b)
HMRC	5.12(b)
Indemnified Party	8.3(a)
Indemnifying Party	8.3(a)
Intellectual Property	9.16
International Employee Plan	9.16
Key Employee Arrangements	Recitals
Knowledge	9.16
Legal Dispute	9.7
Licenses	3.19
Liens	1.1
Limited License	3.16(m)
Material Clients	3.18
Member	Preamble
Member Ancillary Documents	3.2(a)
Net Working Capital	2.3(b)
Non-Assigned Contract	5.5(b)
Non-Overlapping Company Clients	2.4(a)
Non-Overlapping Company Prospects	2.4(a)
Office Lease	3.5(b)
Overlapping Company Clients	2.4(a)
Overlapping Company Prospects	2.4(a)
Party(ies)	Preamble
Person	9.16
Pre-Closing Discretionary Bonus Amount	5.7(e)
Preliminary Earnout Calculation Schedule	2.4(f)
Preliminary Working Capital Schedule	2.3(c)
Purchase Price	2.1
Purchaser(s)	Preamble
Purchaser Ancillary Documents	4.2
Purchaser Indemnified Parties	8.1

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Purchaser Losses	8.1
Purchaser Parent	2.4(a)
Qualified Consent	2.2(b)
Qualified New Contract	2.2(b)
Qualified Transfer	2.2(b)
RA Services	2.4(a)
Receivables Date	2.5
Restricted Activities	5.10(a)(ii)
Restricted Period	5.10(a)(iii)
Second Period	2.4(a)
Second Period Earnout Revenue	2.4(a)
Sharing Percentage	2.4(a)
Software	9.16
Surviving Representations	8.4
Target Working Capital	2.3(a)
Tax Return	9.16
Tax(es)	9.16
Termination Date	7.1
Territory	5.10(a)(iv)
Total Holdback Amount	2.2(b)(iii)
Trade Secrets	5.10(a)(v)
Transferred Employees	5.7(a)
Uncollected Accounts Receivable	2.5
UK Company	Preamble
UK Purchaser	Preamble
UK Transferred Employees	5.7(a)
US Company	Preamble
US Purchaser	Preamble
US Transferred Employees	5.7(a)
VAT	5.12(a)(i)
VATA	5.12(a)(i)
VAT Records	5.12(e)(i)

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ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of October 6, 2016, is made and entered into by and among PRGX USA, INC., a Georgia corporation (the “US Purchaser,”), PRGX UK LTD., a private limited company incorporated in England and Wales (the “UK Purchaser,” and together with the US Purchaser, the “Purchasers”), COST & COMPLIANCE ASSOCIATES, LLC, a Georgia limited liability company (the “US Company”), COST & COMPLIANCE ASSOCIATES LIMITED, a private limited company incorporated in England and Wales (the “UK Company,” and together with the US Company, the “Companies”), and ROBERT F. DONOHUE, an individual resident of the State of Georgia (the “Member”). The Purchasers, the Companies and the Member are sometimes individually referred to herein as a “Party” and collectively as the “Parties.”

W I T N E S S E T H:

WHEREAS, the Member owns all of the membership interests in the US Company and the US Company owns the entire share capital of the UK Company;

WHEREAS, the Companies are engaged in the business of marketing and providing accounts payable recovery audit services, contract compliance audit services and related advisory and data analytics services to commercial enterprises (collectively, the “Business”);

WHEREAS, the Parties desire to enter into this Agreement to effect a transaction pursuant to which the Companies shall sell to the Purchasers substantially all of the assets used or held for use by the Companies in the conduct of the Business, and the Purchasers will purchase such assets and assume certain of the liabilities and obligations of the Companies relating to the Business;

WHEREAS, the Parties desire to make certain representations, warranties and agreements in connection with the transactions contemplated by this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as an inducement to the Purchasers to enter into this Agreement, the Purchasers have entered in duly executed employment arrangements (the “Key Employee Arrangements”), effective as of the Closing, with each of the Member and the other individuals listed on Exhibit A hereto; and

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions hereinafter set forth, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE 1

PURCHASE AND SALE

1.1 Agreement to Purchase and Sell. Subject to the terms and conditions of this Agreement, at the Closing, the Companies will sell, grant, assign, transfer and deliver to the Purchasers, and the Purchasers will purchase and acquire from the Companies, all right, title and interest of the Companies in and to (a) the Business and (b) except for the Excluded Assets, all of the assets, properties and rights of the Companies of every kind and description, tangible and intangible, wherever situated (which assets, properties and rights are collectively referred to in this Agreement as the “Assets”), free and clear of all mortgages, liens, pledges, security interests, charges, claims, restrictions and encumbrances of any nature whatsoever (collectively, “Liens”). For purposes hereof, except as otherwise agreed by the Parties, the Assets of the US Company will be sold to the US Purchaser and the Assets of the UK Company will be sold to the UK Purchaser.

1.2 Assets. Except as otherwise expressly set forth in Section 1.3, the Assets shall include, without limitation, the following assets, properties and rights of the Companies as of the Closing Date:

(a) all deposits, advances, pre-paid expenses and credits of the Companies;

(b) all fixed assets, equipment, furnishings, computer hardware, fixtures and other tangible personal property of the Companies, including those set forth on Schedule 3.5(c);

(c) all rights of the Companies under each of the following contracts, agreements, commitments, arrangements, understandings or other instruments (each, a “Contract”) relating to the Business: (i) all Contracts with clients of the Business entered into in the ordinary course (each, a “Client Contract”) and either (A) listed on Schedule 1.2(c)(i) or (B) entered into by either Company after the date hereof and prior to the Closing Date and approved in writing by the Purchasers (which approval shall not be unreasonably withheld), (ii) the Office Leases (together with the extensions that are described on Schedule 3.5(b) so long as the final documentation relating to such extensions are approved in writing by the Purchasers (which approval shall not be unreasonably withheld)), (iii) all Contracts with respect to Company Licensed Software, and (iv) such other Contracts listed on Schedule 1.2(c)(iv) (collectively, the Contracts in the preceding clauses (i)-(iv) being referred to collectively herein as the “Assumed Contracts”);

(d) all of the Intellectual Property that is owned by or licensed to either of the Companies, including, without limitation, such items set forth on Schedules 3.16(a)-(d) (collectively, the “Company Intellectual Property”);

(e) all accounts receivable, notes receivable and other receivables of the Companies and any security therefor related to the Assumed Contracts;

(f) all rights to causes of action, lawsuits, judgments, claims and demands of any nature available to or being pursued by either of the Companies, whether arising by way of counterclaim or otherwise;

(g) all rights in and under all express or implied guarantees, warranties, representations, covenants, indemnities and similar rights in favor of either of the Companies;

(h) to the extent transferable, all permits, approvals, licenses, qualifications, registrations, certifications, authorizations or similar rights of the Companies, including those set forth on Schedule 3.19 (unless otherwise indicated thereon);

(i) all information, files, correspondence (including emails), records, data, reports, contracts and recorded knowledge (including client, supplier, price and mailing lists and files and documentation relating to the Company Intellectual Property), past deliverables and proposals to clients, employee files and records (to the extent permitted by applicable law), and all accounting or other books and records of the Companies in whatever media retained or stored, including, without limitation, computer programs and disks;

(j) all telephone and facsimile numbers, e-mail addresses, Internet websites, domain names, social media accounts and social networking accounts of the Companies; and

(k) all other tangible and intangible assets of any kind or description, wherever located, that are carried on the books of the Companies or which are owned by the Companies.

1.3 Excluded Assets. Notwithstanding anything to the contrary set forth in this Agreement, the Assets will not include the following assets, properties and rights of the Companies (collectively, the “Excluded Assets”):

(a) all cash, cash equivalents or marketable securities and all rights to any bank accounts of the Companies;

(b) any permit, approval, license, qualification, registration, certification, authorization or similar right that by its terms or by law or applicable regulation is not transferable to the Purchasers, including those indicated on Schedule 3.19 as not being transferable;

(c) the charter or constitutional documents, minute books, statutory registers, membership unit ledgers and tax returns of the Companies;

(d) any Contract that is not an Assumed Contract;

(e) any Company Benefit Plan, including any related insurance contracts, funding vehicles, assets in any related trust or other amounts set aside and specifically reserved solely to fund benefits payable under the related Company Benefit Plan; and

(f) any shares of the UK Company;

(g) the rights that accrue to the Companies under this Agreement.

1.4 Assumption of Assumed Liabilities.

(a) Except as provided in Section 1.4(b), the Purchasers will not assume, in connection with the transactions contemplated by this Agreement, any liability or obligation of the Companies whatsoever, and the Companies will retain responsibility for all liabilities and obligations accrued as of or on the Closing Date and all liabilities and obligations arising from the Companies’ operations prior to or on the Closing Date, whether or not accrued and whether or not disclosed.

(b) As the sole exception to the provisions in Section 1.4(a), effective as of the Closing Date, the Purchasers will assume and agree to pay, discharge or perform, as appropriate, the following liabilities and obligations of the Companies (collectively, the “Assumed Liabilities”):

(i) Subject to Section 5.5 and Section 8.1(d), the obligations of the Companies under the Assumed Contracts (whether or not fixed, contingent or absolute, accrued or unaccrued, known or unknown); and

(ii) those current liabilities of the Companies of the type listed on Schedule 2.3 for purposes of the Net Working Capital example.

For purposes hereof, except as otherwise agreed by the Parties, the Assumed Liabilities of the US Company will be assumed by the US Purchaser and the Assumed Liabilities of the UK Company will be assumed by the UK Purchaser.

1.5 Excluded Liabilities. Specifically, and without in any way limiting the generality of Section 1.4(a), the Assumed Liabilities will not include, and in no event will the Purchasers assume, agree to pay, discharge or satisfy any liability or obligation under this Agreement or otherwise have any responsibility for, any liability or obligation (together with all other liabilities or obligations of the Companies that are not Assumed Liabilities, the “Excluded Liabilities”):

(a) relating to any liability or obligation (including, without limitation, accounts payable) owed to the Member or any Affiliate of either of the Companies that arose outside of the ordinary course of business;

(b) except as provided in Section 5.12, for Taxes (i) of or with respect to the Member and the Companies for any and all periods, and (ii) of or with respect to the Assets and the Business with respect to any period (or portion thereof) ending on or prior to the Closing Date;

(c) for any indebtedness with respect to borrowed money and notes payable, including any interest or penalties accrued thereon;

(d) any “change of control,” “transfer fee,” bonus, severance or termination pay or other amount payable by the Companies as a result of the transactions contemplated by this Agreement;

(e) relating to, resulting from or arising out of (i) claims made in pending or future suits, actions, investigations, or other legal, governmental or administrative proceedings or (ii) claims based on violations of any law as in effect on or prior to the Closing Date, breach of contract, employment practices, or environmental, health and safety matters or any other actual or alleged action or failure of the Companies to perform any obligation, in each case arising out of or relating to events which shall have occurred, or the operation of the Business, prior to the Closing (including, without limitation, that certain lawsuit styled Reckitt Benckiser LLC vs. Cotiviti, LLC and Cost & Compliance Associates, LLC, filed on January 11, 2016 in the Superior Court of New Jersey, Law Division, Morris County, Docket No. MRS-L-82-16 and removed to the United States District Court of the District of New Jersey);

(f) pertaining to any Excluded Asset;

(g) relating to, resulting from or arising out of any former operations of the Companies that have been discontinued or disposed of prior to the Closing Date,

(h) relating to, resulting from or arising out of that certain Asset Purchase Agreement, dated as of December 21, 2012, by and among, Connolly, LLC, Connolly Europe Limited and the Companies and the transactions contemplated thereby;

(i) except for accrued commissions to the extent reflected as current liabilities on the Final Working Capital Schedule, relating to any current or former employee, director, manager, officer, consultant, independent contractor, contingent worker, leased employee or other service provider of the Companies, any ERISA Affiliate and/or the Business (including any spouses, beneficiaries or dependents thereof), including, without limitation, any liability under any Company Benefit Plan, any ERISA Affiliate Plan or any other employee benefit plans, programs or arrangements with respect to which the Companies or any ERISA Affiliate has or may have any liability, contingent or otherwise (including, without limitation, any liabilities arising prior to the Closing for vacation pay, sick pay, holiday pay, paid time off, wages, salary, bonuses, severance or other payments or liabilities of any kind to any current or former employee, director, manager, officer, consultant, independent contractor, contingent worker, leased employee or other service provider of the Companies, any ERISA Affiliate and/or Business or any contributions, remittances, premiums, or other amounts to be made to any Company Benefit Plan or any ERISA Affiliate Plan) and any liability under any employment agreement, offer letter, consulting agreement or similar agreement between the Companies or any ERISA Affiliate and any current or former employee, director, manager, officer, consultant, independent contractor, contingent worker, leased employee or other service provider of the Companies or any ERISA Affiliate and/or the Business that is not an Assumed Contract; or

(j) of the Companies or the Member arising or incurred in connection with the negotiation, preparation and execution of this Agreement and the transactions contemplated hereby and any fees and expenses of counsel, accountants, brokers, financial advisors or other experts of the Companies or the Member.

Such Excluded Liabilities shall include all claims, actions, litigations and proceedings relating to any or all of the foregoing and all costs and expenses in connection therewith.

ARTICLE 2

PURCHASE PRICE; ADJUSTMENTS AND ALLOCATIONS

2.1 Purchase Price. Subject to the adjustments and terms and conditions of Section 2.2, Section 2.3, and Section 2.4, the aggregate amount to be paid for the Assets (the “Purchase Price”) shall be an amount up to EIGHTEEN MILLION DOLLARS ($18,000,000). In addition to the foregoing, as consideration for the sale, grant, assignment, transfer and delivery of the Assets, the Purchasers shall assume and discharge the Assumed Liabilities.

2.2 Payment of Purchase Price; Holdback Amount.

(a) On the Closing Date, the Purchasers shall pay or cause to be paid to the Companies an amount equal to (i) ELEVEN MILLION DOLLARS ($11,000,000) less (ii) the Total Holdback Amount.

(b) For purposes of this Section 2.2, (i) “Holdback Client” shall mean any current or prospective client of the Business set forth on Schedule 2.2 for which a written consent to the assignment of each of the applicable Client Contract(s) associated with such client in connection with the transactions contemplated by this Agreement in accordance with Section 6.2(f) hereof has not been obtained prior to the Closing; (ii) “Holdback Amount” shall mean, for any Holdback Client, the amount set forth as the “Holdback Amount” opposite such Holdback Client on Schedule 2.2; (iii) “Total Holdback Amount” shall mean the aggregate amount of the Holdback Amounts for all Holdback Clients; (iv) “Qualified Consent” shall mean, for any Holdback Client, a written consent of such Holdback Client to the assignment of each of the applicable Client Contract(s) associated with such Holdback Client to the applicable Purchaser, in form and substance reasonably satisfactory to the Purchasers (it being understood that a Qualified Consent shall be effective only with respect to Client Contract(s) that are or become in full force and effect as of the date of assignment to the applicable Purchaser); (v) “Qualified New Contract” shall mean, for any Holdback Client, a new contract between the applicable Purchaser, on the one hand, and such Holdback Client, on the other hand, for a scope of services of the Business that is substantially similar to (or greater than) the scope of services for such Holdback Client prior to the Closing Date, is for a minimum term of twelve (12) months from the date of such new contract and is otherwise in form and substance reasonably satisfactory to the Purchasers, but such new contract shall be deemed a “Qualified New Contract” if, and only if, (A) such new contract was not the result of a competitive bidding process (other than a competitive bidding process that the Companies establish was required by the Holdback Client primarily as a result of the transactions contemplated by this Agreement) and (B) the services of the Business provided to such Holdback Client have not been suspended, cancelled, terminated or otherwise materially and adversely altered by the Holdback Client at any time between the Closing Date and the execution and delivery of such new contract); and (vi) “Qualified Transfer” shall mean, for any Holdback Client, either (A) a Qualified Consent having been obtained and delivered to the Purchasers or (B) a Qualified New Contract having been executed and delivered by all applicable parties. A “Qualified New Contract” shall also be deemed to include, for any Holdback Client, an amendment or supplement to an existing contract between the applicable Purchaser, on the one hand, and such Holdback Client, on the other hand, which amendment or supplement expands the services provided under such existing contract to cover a scope of services of the Business that is substantially similar to (or greater than) the scope of services for such Holdback Client prior to the Closing Date and is otherwise in form and substance reasonably satisfactory to the

Purchasers, but such amendment or supplement shall be deemed a “Qualified New Contract” if, and only if, (A) such amendment or supplement was not the result of a competitive bidding process (other than a competitive bidding process that the Companies establish was required by the Holdback Client primarily as a result of the transactions contemplated by this Agreement) and (B) the services of the Business provided to such Holdback Client have not been suspended, cancelled, terminated or otherwise materially and adversely altered by the Holdback Client at any time between the Closing Date and the execution and delivery of such amendment or supplement. Notwithstanding the foregoing provisions of this Section 2.2(b), solely with respect to the client identified on Schedule 2.2 as “Client 9,” the following provisions shall apply for purposes of this Section 2.2:

(i) such client shall be a “Holdback Client” unless (A) the term of the Client Contracts associated with such client shall have been extended by at least twelve (12) months beyond the current applicable expiration date or a new Client Contract with a minimum term of twelve (12) months from the date of such new contract shall have been entered into with such client after the date hereof and approved in writing by Purchasers (which approval shall not be unreasonably withheld), (B) the scope of services of the Business under such Client Contracts shall be substantially similar to (or greater than) the scope of services for such client prior to the Closing Date and (C) a written consent to the assignment of such Client Contracts (as modified in accordance with the foregoing clause (A)) in connection with the transactions contemplated by this Agreement has been obtained prior to the Closing, in each case, in form and substance reasonably satisfactory to the Purchasers (with such consent and modification being in full force and effect at Closing);

(ii) a “Qualified Consent” for such client shall require that (A) the term of the Client Contracts associated with such client shall have been extended by at least twelve (12) months beyond the current applicable expiration date, (B) the scope of services of the Business under such Client Contracts shall be substantially similar to (or greater than) the scope of services for such client prior to the Closing Date and (C) a written consent of such client to the assignment of such Client Contracts (as modified in accordance with the foregoing clause (A)) to the applicable Purchaser, in each case, in form and substance reasonably satisfactory to the Purchasers shall have been obtained and delivered to the Purchasers (it being understood that such Client Contracts (as modified in accordance with the foregoing clause (A)) must be or become in full force and effect as of the date of assignment to the applicable Purchaser); and

(iii) a “Qualified New Contract” for such client shall mean a new contract between the applicable Purchaser, on the one hand, and such client, on the other hand, for a scope of services of the Business that is substantially similar to (or greater than) the scope of services for such client prior to the Closing Date, is for a minimum term of twelve (12) months from the date of such new contract and is otherwise in form and substance reasonably satisfactory to the Purchasers, but such new contract shall be deemed a “Qualified New Contract” if, and only if, the services of the Business provided to such client have not been suspended, cancelled, terminated or otherwise materially and adversely altered by such client for longer than sixty (60) days at any time between the Closing Date and the execution and delivery of such new contract. For the avoidance of doubt, the presence or absence of a competitive bidding process with respect to such client shall not be a relevant factor for purposes of the definition of “Qualified New Contract” with respect to such client.

(c) For the period beginning on the Closing Date and ending on the date that is twelve (12) months after the Closing Date (the “Consent Period”), within fifteen (15) Business Days following the end of each calendar month during the Consent Period, the Purchasers shall pay to the Companies an amount equal to the Holdback Amount for any Holdback Client with respect to which a Qualified Transfer has occurred during such month. For the avoidance of doubt, the Purchasers shall not be required to make any payments under this Section 2.2 in respect of any Qualified Transfers that occur after the expiration of the Consent Period.

(d) Payments under this Section 2.2 shall be made in cash by the wire transfer of immediately available funds to such bank account(s) as shall have been designated in writing by the Companies at least three (3) Business Days prior to the Closing Date or applicable payment date.

2.3 Adjustment of Purchase Price.

(a) The Parties acknowledge the consideration being paid by the Purchasers pursuant to Section 2.1 has been based on the assumption that the Net Working Capital shall be equal to $1,500,000 (the “Target Working Capital”).

(b) For purposes of this Section 2.3, the “Net Working Capital” means the aggregate amount of current assets (less cash and applicable reserves) included in the Assets less the aggregate amount of current liabilities included in the Assumed Liabilities, in each case determined as of the Closing Date in accordance with U.S. generally accepted accounting principles (“GAAP”) and, to the extent not in conflict with GAAP, consistent with the accounting policies used in the preparation of the Financial Statements. For illustrative purposes only, attached hereto as Schedule 2.3 is an example of the format that shall be used for calculation of the Net Working Capital.

(c) As promptly as practicable following the Closing Date (and, in any event, by no later than sixty (60) days after the Closing Date), the Purchasers will prepare and deliver to the Companies a calculation of the Net Working Capital, which shall be set forth in a balance sheet format detailing the calculation thereof (the “Preliminary Working Capital Schedule”). The Purchasers shall permit the Companies and the Member and their representatives to have reasonable access to the books, records and other documents (including work papers) pertaining to or used in connection with the preparation of the Preliminary Working Capital Schedule.

(d) The Companies shall have twenty (20) days following receipt of the Preliminary Working Capital Schedule during which to notify the Purchasers of any dispute of any item contained in the Preliminary Working Capital Schedule, which notice shall set forth in reasonable detail the basis for such dispute. If the Companies do not notify the Purchasers of any dispute within such twenty (20) day period, the Preliminary Working Capital Schedule shall be deemed to be the Final Working Capital Schedule. The Purchasers and the Companies shall cooperate in good faith to resolve any dispute as promptly as possible, and upon such resolution, the Final Working Capital Schedule shall be prepared in accordance with the agreement of the Purchasers and the Companies.

(e) If the Purchasers and the Companies are unable to resolve any dispute regarding the Preliminary Working Capital Schedule within fifteen (15) days (or such longer period as the Purchasers and the Companies shall agree in writing) of notice of a dispute, the Parties shall engage an independent accounting firm mutually agreeable to the Parties (the “Arbitrator”) to resolve all issues having a bearing on such dispute and such resolution shall be final and binding on the Parties. The Parties shall cooperate in good faith to assist the Arbitrator in connection with its work and to provide any information reasonably requested by the Arbitrator in connection therewith as promptly as possible. The Arbitrator shall use commercially reasonable efforts to complete its work within thirty (30) days of its engagement. The expenses of the Arbitrator shall be shared equally by the Companies and the Member, on the one hand, and the Purchasers, on the other hand. The calculation of the Net Working Capital as finally determined pursuant to this Section 2.3 is referred to herein as the “Final Working Capital Schedule”.

(f) Within five (5) Business Days after the determination of the Final Working Capital Schedule in accordance with this Section 2.3, (i) if the amount of the Net Working Capital calculated in accordance with Section 2.3 is less than the Target Working Capital, then the Companies and the Member shall pay to the Purchasers an amount equal to the difference between the Target Working Capital and the Net Working Capital or (ii) if the amount of the Net Working Capital calculated in accordance with Section 2.3 is greater than the Target Working Capital, then the Purchasers shall pay to the Companies an amount equal to the difference between the Target Working Capital and the Net Working Capital. Any payment required under this Section 2.3(f) shall be made in cash by the wire transfer of immediately available funds to such bank account(s) as shall be designated in writing by the recipient at least three (3) Business Days prior to the applicable payment date.

2.4 Earnout Payments.

(a) For purposes of this Section 2.4, the following definitions shall apply:

(i) “Adjacent Services” shall mean services provided by Purchaser Parent or its subsidiaries other than RA Services. Such services shall include, without limitation, supplier information management services, spend analytics services and cost harmonization services.

(ii) “Applicable Period” shall mean, as applicable, the First Period or the Second Period. The First Period and the Second Period shall be referred to collectively as the “Earnout Period.”

(iii) “Earnout EBITDA” shall mean, for an Applicable Period, the Earnout Revenue for such Applicable Period less operating and other expenses associated with such Earnout Revenue (other than interest expense, income tax expense, depreciation expense and amortization expense), all as determined in accordance with the parameters of Schedule 2.4(a)(iii).

(iv) “Earnout Revenue” shall mean, for an Applicable Period, the sum of, without duplication,

(A) 100% of the revenue for such Applicable Period in respect of RA Services or Adjacent Services to Non-Overlapping Company Clients,

(B) 100% of the revenue for such Applicable Period in respect of RA Services to Overlapping Company Clients to the extent that such services are (1) provided to the business unit, branch or division of such client serviced by the Companies prior to the Closing Date, and (2) within the scope of services provided to such client by the Companies prior to the Closing Date (in each case, as described on Schedule 2.4(a)(x));

(D) 100% of the revenue for such Applicable Period in respect of Adjacent Services to Overlapping Company Clients in the event that the engagement for such services is secured primarily as a result of the introduction and sales efforts of the Transferred Employees;

(E) 100% of the revenue for such Applicable Period in respect of RA Services or Adjacent Services to Non-Overlapping Company Prospects; and

(F) the applicable Sharing Percentage of the revenue for such Applicable Period in respect of RA Services or Adjacent Services to Overlapping Company Prospects.

Notwithstanding the foregoing, if (1) the applicable rate charged by the Purchaser Parent or its subsidiaries on the Closing Date to an Overlapping Company Client for a service is less than the applicable rate charged by the Companies on the Closing Date to such Overlapping Company Client for the same service and (2) the Purchaser Parent or its subsidiaries agrees to provide such service following the Closing Date to the business unit, branch or division of such Overlapping Company Client serviced by the Companies prior to the Closing Date at the lower rate charged by the Purchaser Parent or its subsidiaries on the Closing Date, then “Earnout Revenue” under clause (B) above with respect to such Overlapping Company Client shall be adjusted to reflect the amount that would have been determined thereunder if the applicable rate charged by the Companies on the Closing Date for such service had not been reduced.

(v) “EBITDA Margin” shall mean, for an Applicable Period, a percentage obtained by dividing (A) the Earnout EBITDA for such Applicable Period, by (B) the Earnout Revenue for such Applicable Period.

(vi) “First Period” shall mean the twelve (12) month period commencing on the first day of the calendar month immediately following the Closing Date.

(vii) “First Period Earnout Revenue” shall mean Earnout Revenue for the First Period.

(viii) “Non-Overlapping Company Clients” shall mean those clients of the Business specifically listed on Schedule 2.4(a)(viii). The Parties agree to amend and restate Schedule 2.4(a)(viii) as of the Closing Date to reflect those clients of the Business who are party to a Client Contract in effect on the Closing Date (other than a Client Contract constituting an Excluded Asset) and who are not also party on the Closing Date to a contract with Purchaser Parent or its subsidiaries for the provision of services to such client.

(ix) “Non-Overlapping Company Prospects” shall mean those prospects of the Business specifically listed on Schedule 2.4(a)(ix). The Parties agree to amend and restate Schedule 2.4(a)(ix) as of the Closing Date to reflect those prospects of the Business with whom the Companies are engaged in an active services proposal or sales process on the Closing Date and with whom Purchaser Parent or its subsidiaries are not engaged in an active services proposal or sales process on the Closing Date. For clarity, in no event shall a client of the Business that is party to a Client Contract in effect on the Closing Date be included in the definition of Non-Overlapping Company Prospects.

(x) “Overlapping Company Clients” shall mean those clients of the Business specifically listed on Schedule 2.4(a)(x). The Parties agree to amend and restate Schedule 2.4(a)(x) as of the Closing Date to reflect those clients of the Business who are party to a Client Contract in effect on the Closing Date (other than a Client Contract constituting an Excluded Asset) and who are also party on the Closing Date to a contract with Purchaser Parent or its subsidiaries for the provision of services to such client.

(xi) “Overlapping Company Prospects” shall mean those prospects of the Business specifically listed on Schedule 2.4(a)(xi). The Parties agree to amend and restate Schedule 2.4(a)(xi) as of the Closing Date to reflect those prospects of the Business with whom the Companies and Purchaser Parent or its subsidiaries are engaged in an active services proposal or sales process on the Closing Date. For clarity, in no event shall a client of the Business that is party to a Client Contract in effect on the Closing Date be included in the definition of Overlapping Company Prospects.

(xii) “Purchaser Parent” shall mean PRGX Global, Inc., a Georgia corporation.

(xiii) “RA Services” shall mean recovery audit services or contract compliance services provided by Purchaser Parent or its subsidiaries.

(xiv) “Second Period” shall mean the twenty-four (24) month period commencing on the first day of the calendar month immediately following the Closing Date.

(xv) “Second Period Earnout Revenue” shall mean Earnout Revenue for the Second Period.

(xvi) “Sharing Percentage” shall mean, for each Overlapping Company Prospect, the percentage set forth opposite such prospect on Schedule 2.4(a)(xi). If no such percentage for an Overlapping Company Prospect is designated, then the Sharing Percentage for such prospect shall be 50%.

(b) Subject to the terms and conditions of this Section 2.4 (including clause (e) below), following the First Period, if the First Period Earnout Revenue is greater than $12,000,000, then the Purchasers shall pay the Companies an amount (such amount, if payable pursuant to this Section 2.4(b), the “First Period Earnout Payment”) equal to the lesser of (i) 150% of the amount by which the First Period Earnout Revenue exceeds $12,000,000 and (ii) the amount by which $14,000,000 exceeds the total payments made by the Purchasers under Section 2.2. Notwithstanding the foregoing provisions of this Section 2.4(b), if the client identified on Schedule 2.2 as “Client 9” is a Holdback Client and the Companies are not entitled to receive the Holdback Amount in respect of such Holdback Client during the Consent Period, then the First Period Earnout Payment shall be determined as follows:

A. If the First Period Earnout Revenue is greater than $10,000,000 but not greater than $12,000,000, then the First Period Earnout Payment shall be an amount equal to 100% of the amount by which the First Period Earnout Revenue exceeds $10,000,000.

B. If the First Period Earnout Revenue is greater than $12,000,000, then the First Period Earnout Payment shall be an amount equal to the lesser of (1) the sum of (x) $2,000,000 and (y) 150% of the amount by which the First Period Earnout Revenue exceeds $12,000,000 and (2) the amount by which $14,000,000 exceeds the total payments made by the Purchasers under Section 2.2.

(c) Subject to the terms and conditions of this Section 2.4 (including clause (e) below), following the Second Period, if the Second Period Earnout Revenue is greater than $23,000,000 but not greater than $28,000,000, then the Purchasers shall pay the Companies an amount equal to 40% of the amount by which the Second Period Earnout Revenue exceeds $23,000,000.

(d) Subject to the terms and conditions of this Section 2.4 (including clause (e) below), following the Second Period, if the Second Period Earnout Revenue is greater than $28,000,000, then the Purchasers shall pay the Companies an amount equal to the lesser of (i) the sum of (A) $2,000,000 and (B) 25% of the amount by which the Second Period Earnout Revenue exceeds $28,000,000 and (ii) $18,000,000 minus the sum of (A)

the total payments made by the Purchasers under Section 2.2 and (B) the First Period Earnout Payment. The First Period Earnout Payment and the amount, if any, payable pursuant to Section 2.4(c) or Section 2.4(d), as applicable, are each hereinafter referred to, individually, as an “Earnout Payment” and, collectively, as the “Earnout Payments.”

(e) Notwithstanding anything contained herein to the contrary, if the EBITDA Margin for an Applicable Period is less than 20%, then the Earnout Payment with respect to such Applicable Period shall be reduced by an amount equal to the difference resulting from the following calculation: (i) 20% of the Earnout Revenue for such Applicable Period, minus (ii) the Earnout EBITDA for such Applicable Period.

(f) By no later than ninety (90) days after the end of each Applicable Period, the Purchasers will prepare and deliver to the Companies a detailed calculation of the Earnout Payment, if any, for such Applicable Period (each, a “Preliminary Earnout Calculation Schedule”). The Purchasers shall permit the Companies and the Member and their representatives to have reasonable access to the books, records and other documents (including work papers) pertaining to or used in connection with the preparation of such Preliminary Earnout Calculation Schedule.

(g) The Companies shall have thirty (30) days following receipt of a Preliminary Earnout Calculation Schedule during which to notify the Purchasers of any dispute of any item contained in such Preliminary Earnout Calculation Schedule, which notice shall set forth in reasonable detail the basis for such dispute. If the Companies do not notify the Purchasers of any dispute within such thirty (30) day period, such Preliminary Earnout Calculation Schedule shall be deemed to be the Final Earnout Calculation Schedule for such Applicable Period. The Purchasers and the Companies shall cooperate in good faith to resolve any dispute as promptly as possible, and upon such resolution, the Final Earnout Calculation Schedule shall be prepared in accordance with the agreement of the Purchasers and the Companies.

(h) If the Purchasers and the Companies are unable to resolve any dispute regarding a Preliminary Earnout Calculation Schedule within twenty (20) days (or such longer period as the Purchasers and the Companies shall agree in writing) of notice of a dispute, the Parties shall engage the Arbitrator to resolve all issues having a bearing on such dispute and such resolution shall be final and binding on the Parties. The Parties shall cooperate in good faith to assist the Arbitrator in connection with its work and to provide any information reasonably requested by the Arbitrator in connection therewith as promptly as possible. The Arbitrator shall use commercially reasonable efforts to complete its work within thirty (30) days of its engagement. The expenses of the Arbitrator shall be shared equally by the Companies and the Member, on the one hand, and the Purchasers, on the other hand. The calculation of an Earnout Payment as finally determined pursuant to this Section 2.4 is referred to herein as the “Final Earnout Calculation Schedule.”

(i) Within five (5) Business Days after the determination of a Final Earnout Calculation Schedule in accordance with this Section 2.4, the Purchasers shall pay to the Companies an amount equal to the applicable Earnout Payment, if any, set forth on such

Final Earnout Calculation Schedule. Any payment required under this Section 2.4(i) shall be made in cash by the wire transfer of immediately available funds to such bank account(s) as shall be designated in writing by the recipient at least three (3) Business Days prior to the applicable payment date.

(j) The Member and the Companies hereby acknowledge that the achievement of applicable revenue results sufficient to result in any Earnout Payments is uncertain and that the Business may not achieve such level, and it is therefore not assured that the Companies will be entitled to any Earnout Payments. The Member and the Companies further acknowledge that the Purchasers and/or their Affiliates shall have the right to operate the Business and their respective businesses in a manner that they deem to be in the best interests of the Purchasers and/or their Affiliates and their respective shareholders, and the Member or the Companies will have no right to dispute the determination of any results hereunder based on any claim or allegation that arises out of or relates to the exercise of business judgment by the Purchasers and/or their Affiliates; provided, however, that the Purchasers shall not take or omit to take any action with the intent to reduce, eliminate or avoid the Earnout Payments under this Agreement. The Purchasers shall maintain separate accounting books and records for the Business during the Earnout Period. The obligation of Purchasers to make an Earnout Payment shall not be conditioned on the continued employment of the Member or any other party.

(k) For purposes of this Section 2.4, revenue and expenses shall be determined in accordance with GAAP in effect on the Closing Date and, to the extent not in conflict with GAAP in effect as of the Closing Date, consistent with the accounting policies used in the preparation of Purchaser Parent’s financial statements included in the forms, reports, statements and documents filed by Purchaser Parent with the Securities and Exchange Commission since January 1, 2016. Notwithstanding the foregoing, with respect to any Holdback Client, revenue shall be determined on a cash basis during any period prior to the occurrence of Qualified Transfer.

2.5 Accounts Receivable. In addition to any other payments required pursuant to this Agreement, the Companies and the Member shall pay to the Purchasers, within ten (10) days of the later of (i) the date of the final determination of the Final Working Capital Schedule or (ii) ninety (90) days after the Closing Date (such later date being hereinafter referred to as the “Receivables Date”), an amount equal to (a) the unpaid balance, as of the Receivables Date, of all accounts receivable which were included as a part of the current assets on the Final Working Capital Schedule (the “Uncollected Accounts Receivable”), less (b) an amount equal to the allowance for doubtful accounts, if any, with respect to the Uncollected Accounts Receivables included in the Final Working Capital Schedule. For purposes of determining the Uncollected Accounts Receivable hereunder, to the extent that one of the Purchasers receives a payment for an account receivable after the Closing Date which can be specifically identified to a particular invoice, such payment shall be allocated to that particular invoice; in all other cases, the Purchasers shall contact the applicable account debtor and apply the payment as directed by the account debtor. No Party shall encourage an account debtor to designate payment to any specific invoice. To the extent the one of the Purchasers receives a payment for a specifically identifiable Uncollected Accounts Receivable after the Receivables Date, such Purchaser shall promptly forward such payment to the applicable Company. Any payment required under this Section 2.5 shall be made in cash by the wire transfer of immediately available funds to such bank account(s) as shall be designated in writing by the recipient at least three (3) Business Days prior to the applicable payment date.

2.6 Allocation of Purchase Price. The Parties agree that the Purchase Price (plus other relevant items) shall be allocated as between the Assets of the US Company (and then among the Assets of US Company) and the Assets of the UK Company (and then among the Assets of the UK Company) in the manner required by applicable law, including Section 1060 of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations thereunder; provided, however, the Parties agree that the portion of the Purchase Price allocated to the Assets of the UK Company shall not exceed 28% of the aggregate Purchase Price. As promptly as practicable after the Closing Date, the Purchasers shall provide the Companies and the Member with a schedule (the “Allocation Schedule”) allocating all such amounts as provided herein, which shall be subject to review and comment of the Companies (which comments shall be reasonably considered by the Purchasers) and which shall be revised to the extent necessary to reflect any post-Closing payment made pursuant to or in connection with this Agreement. Each of the Parties agrees to (a) prepare and timely file all Tax Returns, including, without limitation, Form 8594 (and all supplements thereto), in a manner consistent with the Allocation Schedule as finalized and (b) act in accordance with Allocation Schedule as finalized for all Tax purposes.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANIES AND THE MEMBER

The Companies and the Member hereby, jointly and severally, represent and warrant to the Purchasers as follows:

3.1 Organization. The US Company is a limited liability company duly formed and validly existing under the laws of the State of Georgia and the UK Company is a private limited company duly formed and validly existing under the laws of England and Wales. Each Company has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Company is duly qualified or registered as a foreign entity to transact business under the laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it requires such qualification or registration. Each Company has heretofore made available to the Purchasers true, correct and complete copies of its charter documents as currently in effect and its company record books with respect to actions related to or having any bearing on the transactions contemplated hereby taken by its members, shareholders, managers and directors, as applicable. Schedule 3.1 contains a true and correct list of the jurisdictions in which each Company is qualified or registered to do business as a foreign entity.

3.2 Authorization.

(a) The Member has the right, power and capacity to execute and deliver this Agreement and any other certificate, agreement, document or other instrument to be executed and delivered by the Member in connection with the transactions contemplated by this Agreement (collectively, the “Member Ancillary Documents”) and to perform the

Member’s obligations under this Agreement and the Member Ancillary Documents and to consummate the transactions contemplated hereby and thereby. This Agreement and each of the Member Ancillary Documents have been duly executed and delivered by the Member and constitute the valid and binding agreements of the Member, enforceable against the Member in accordance with their respective terms, subject to applicable bankruptcy, insolvency and other similar laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

(b) Each Company has full power and authority to execute and deliver this Agreement and any other certificate, agreement, document or other instrument to be executed and delivered by it in connection with the transactions contemplated by this Agreement (collectively, the “Company Ancillary Documents”) and to perform its obligations under this Agreement and the Company Ancillary Documents and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Company Ancillary Documents by each of the Companies and the performance by each of the Companies of its obligations hereunder and thereunder and the consummation of the transactions provided for herein and therein have been duly and validly authorized by all necessary manager, director, member and shareholder action, as applicable, on the part of each of the Companies. This Agreement and each of the Company Ancillary Documents have been duly executed and delivered by each of the Companies and constitute the valid and binding agreements of each of the Companies, enforceable against each of the Companies in accordance with their respective terms, subject to applicable bankruptcy, insolvency and other similar laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

3.3 Absence of Restrictions and Conflicts. The execution, delivery and performance of this Agreement, the Member Ancillary Documents and the Company Ancillary Documents, the consummation of the transactions contemplated by this Agreement, the Member Ancillary Documents and the Company Ancillary Documents and the fulfillment of and compliance with the terms and conditions of this Agreement, the Member Ancillary Documents and the Company Ancillary Documents do not or will not (as the case may be), with the passing of time or the giving of notice or both, violate or conflict with, constitute a breach of or default under, result in the loss of any benefit under, permit the acceleration of any obligation under or create in any party the right to terminate, modify or cancel, (a) any term or provision of the charter documents of the Companies, (b) except as indicated on Schedule 3.11(a), any Company Contract or any other contract, agreement, permit, franchise, license or other instrument applicable to the Member, the Companies or the Business, (c) any judgment, decree or order of any Governmental Entity to which any of the Companies or the Member is a party or by which any of the Companies or the Member or any of their respective properties are bound or (d) any statute, law, rule, regulation or arbitration award applicable to any of the Companies, the Member or the Business. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required with respect to any of the Companies or the Member in connection with the execution, delivery or performance of this Agreement, the Member Ancillary Documents or the Company Ancillary Documents or the consummation of the transactions contemplated thereby.

3.4 Capitalization.

(a) The Member is the legal and beneficial owner of all of the membership interests in the US Company and the Member is the sole member of the US Company. The US Company is the legal and beneficial owner of all of the entire share capital of the UK Company and the US Company is the sole shareholder of the UK Company.

(b) The Assets do not include, and, other than the US Company’s ownership of the shares of the UK Company, the Companies do not own, any direct or indirect equity interest (by stock ownership, partnership interest, limited liability company interest, joint venture interest or otherwise) in any corporation, partnership, limited liability company, joint venture, firm, association or business enterprise.

3.5 Title to Assets; Related Matters.

(a) The Assets do not include, and neither Company owns, any real property.

(b) Schedule 3.5(b) sets forth a true, correct and complete list of all real estate used in connection with the Business and leased by the Companies. The Companies have the valid right to use such premises pursuant to the leases described on Schedule 3.5(b) (the “Office Leases”).

(c) The tangible Assets constitute all of the tangible assets used by the Companies to conduct the operations of the Business in accordance with each of the Companies’ past practices. The Companies have (and will convey to the Purchasers at the Closing) good title to the Assets, free and clear of all Liens. All equipment and other items of tangible personal property and assets included in the Assets (i) are in good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted, (ii) are usable in the regular and ordinary course of business and (iii) conform in all material respects to all applicable laws, ordinances, codes, rules and regulations. No Person other than the Companies owns any equipment or other tangible personal property or assets situated on the premises of the Companies which are necessary to the operation of the Business, except for the leased items that are subject to personal property leases. Schedule 3.5(c) sets forth a true, correct and complete list and general description of each item of machinery, equipment and other tangible personal property of each of the Companies as of June 30, 2016.

(d) There are no existing agreements, options, commitments or rights with, of or to any Person (other than pursuant to this Agreement) to acquire any assets, properties or rights included in the Assets or any interest therein.

3.6 Financial Statements; Other Financial Information. The Companies have delivered to the Purchasers the following (collectively, the “Financial Statements”): (a) the consolidated balance sheets of the Companies at December 31, 2014 and December 31, 2015 and the consolidated profit and loss statements of the Companies for the years then ended; and (b) the consolidated balance sheet of the Companies at May 31, 2016 and the consolidated profit and loss statement of the Companies for the five month period then ended. The Companies have also delivered to the Purchasers the following (collectively, the “Other Financial Information”) a statement of the revenue of the Business by client for the year ended December 31, 2015 and for the five-month period ended May 31, 2016. Copies of the Financial Statements and the Other Financial Information are attached hereto as Schedule 3.6. The Financial Statements and the Other Financial Information have been prepared from, and are in accordance with, the books and records of the Companies, and such books and records have been maintained on a consistent basis throughout the periods indicated. Each of the balance sheets included in such Financial Statements (including the related notes and schedules) fairly presents the consolidated financial position of the Companies as of the date of such balance sheet, and each of the profit and loss statements included in such Financial Statements (including any related notes and schedules) fairly presents the consolidated results of operations of the Companies for the periods set forth therein, in each case in accordance with GAAP (except for the absence of footnotes or as expressly noted therein or on Schedule 3.6) consistently applied during the periods involved. Since December 31, 2015, there has been no change in any of the accounting (and tax accounting) policies, practices or procedures of either of the Companies.

3.7 No Undisclosed Liabilities. Except as disclosed in Schedule 3.7, neither Company has any liabilities or obligations (whether absolute, contingent or otherwise), which are not adequately reflected or provided for in the consolidated balance sheet of the Companies at May 31, 2016, except liabilities and obligations that are not (individually or in the aggregate) material to the Business and have been incurred since the date of such balance sheet in the ordinary course of business.

3.8 Absence of Certain Changes. Since May 31, 2016 and except as set forth in Schedule 3.8, there has not been (a) any material adverse change in the assets, liabilities, business, financial condition, results of operations or prospects of either of the Companies, or (b) any damage, destruction, loss or casualty to property or assets of either of the Companies (including the Assets) with a value in excess of $50,000, whether or not covered by insurance. Since May 31, 2016 and except as set forth in Schedule 3.8, each of the Companies has (i) extended credit to clients, collected accounts receivable and paid accounts payable and similar obligations in the ordinary course of business consistent with past practice and (ii) conducted the Business in the ordinary course of business consistent with past practice.

3.9 Legal Proceedings. Except as set forth in Schedule 3.9, there are no suits, actions, claims, arbitration, proceedings or investigations pending or, to the Knowledge of the Companies, threatened against or involving any of the Companies, the Member, the Business or the Assets before any federal, state, local or foreign government or any court, administrative or regulatory agency or commission or other governmental authority or agency or political subdivision thereof (a “Governmental Entity”). None of such suits, actions, claims, proceedings or investigations, if finally determined adversely, are reasonably likely, individually or in the aggregate, to have a material adverse effect on the assets, liabilities, results of operations, business or prospects of either of the Companies, the Business or the Assets. Neither of the Companies is a party to or bound by any order, judgment, decree or award of any Governmental Entity.

3.10 Compliance with Law. Each of the Companies is (and has been at all times during the past three (3) years) in compliance in all material respects with all applicable laws (including, without limitation, applicable laws relating to anti-money laundering, data protection, zoning, environmental matters and the safety and health of employees), ordinances, regulations and orders of all Governmental Entities. Except as set forth in Schedule 3.10, neither of the Companies has been charged with and, to the Knowledge of the Companies, is now under investigation with respect to, a violation of any applicable law, regulation, ordinance, order or other requirement of a Governmental Entity.

3.11 Company Contracts.

(a) Schedule 3.11(a) sets forth a true, correct and complete list of the following Contracts (in each case whether oral or written, but only to the extent legally binding) to which either of the Companies is a party or by which either of the Companies is bound (collectively, the “Company Contracts”):

(i) bonds, debentures, notes, loans, credit or loan agreements or loan commitments, mortgages, indentures, guarantees or other contracts relating to the borrowing of money or binding upon any properties or assets (real, personal or mixed, tangible or intangible) of either of the Companies;

(ii) the Office Leases and any leases or licenses of personal property involving an annual commitment or payment of more than $25,000 individually by either of the Companies;

(iii) Contracts that (A) limit or restrict either of the Companies or their Affiliates, or any officers, directors, managers, employees, members, shareholders or other equity holders, agents or representatives of either of the Companies (in their capacity as such) from engaging in any business or other activity in any jurisdiction; (B) grant “most-favored customer” or similar status to any Person; (C) create or purport to create any exclusive relationship or arrangement with any customer binding either of the Companies; or (D) otherwise contractually restrict or limit the ability of either of the Companies or their respective Affiliates to operate or expand the Business;

(iv) Contracts for capital expenditures or the acquisition or construction of fixed assets requiring the payment by either of the Companies of an amount in excess of $50,000;

(v) Contracts that provide for any payment or benefit upon the execution hereof or the Closing or in connection with the transactions contemplated hereby, including accelerated vesting or other similar rights;

(vi) Contracts granting any Person a Lien on all or any part of the Assets;

(vii) Contracts granting to any Person an option or a right of first refusal, first-offer or similar preferential right to purchase or acquire any of the Assets or equity of either of the Companies;

(viii) Contracts with any current or former employee, officer, manager, director, consultant, agent, distributor, reseller or representative that are not terminable without penalty or other costs on thirty (30) days’ or less notice, including without limitation employment, bonus, incentive, change in control, severance, termination, consulting or similar agreements;

(ix) Contracts for the granting or receiving of a license, sublicense or franchise or under which any Person is obligated to pay or has the right to receive a royalty, license fee, franchise fee or similar payment, other than licenses of commercially available software to either of the Companies;

(x) joint venture or partnership Contracts or Contracts entitling any Person to any profits, revenues or cash flows of either of the Companies or the Business or requiring payments or other distributions based on such profits, revenues or cash flows;

(xi) Client Contracts;

(xii) Contracts with any Governmental Entity;

(xiii) Contracts providing for bonuses, options, pensions, deferred compensation, profit sharing, equity, fringe benefits or similar arrangements with any current or former employees, officers, directors, consultants, independent contractors, contingent workers, leased employees, service providers, agents or representatives containing continuing obligations of either of the Companies or with respect to which either of the Companies has any liability (contingent or otherwise); and

(xiv) Contracts (other than those described in subsections (i) through (xiii) of this Section 3.11(a)) (i) involving an annual commitment or annual payment to or from the Companies of more than $50,000 individually or (ii) that are outside the ordinary course of business.

Schedule 3.11(a) appropriately denotes the presence or absence of any requirement under each Company Contract to obtain the consent of or notice to the other party thereto to avoid any breach, default or violation of such contract, agreement or other instrument in connection with the transactions contemplated hereby, including the assignment of such Company Contract to the Purchasers.

(b) True, correct and complete copies of all Company Contracts (including all modifications, amendments and supplements thereto and waivers thereunder) have been made available to the Purchasers. Not in limitation of the foregoing, each Company Contract that was posted to the Data Room on or about June 30, 2016 as an unredacted version of a previously redacted agreement is identical (except for the disclosure of previously redacted information) to the redacted version of such Company Contract that was in the Data Room immediately prior to posting the unredacted version. As used herein, the “Data Room” means the electronic documentation site established by Cary Street Partners, LLC on behalf of the Companies in connection with the transactions contemplated by this Agreement. Subject to the same enforceability exceptions set forth in Section 3.2, the Company Contracts are legal, valid, binding and enforceable in accordance with their respective terms with respect to the Companies and, to the

Knowledge of the Companies, each other party to such Company Contracts. There are no existing defaults or breaches of either of the Companies under any Company Contract (or events or conditions which, with notice or lapse of time or both would constitute a default or breach) and, to the Knowledge of the Companies, there are no such defaults (or events or conditions which, with notice or lapse of time or both, would constitute a default or breach) with respect to any third party to any Company Contract. Except as otherwise disclosed in Schedule 3.11(b), neither of the Companies is participating in any discussions or negotiations regarding modification of or amendment to any Company Contract or entry in any new material contract applicable to the Business or the Assets. Except as otherwise disclosed in Schedule 3.11(b), no Client Contract (or applicable portion thereof) is scheduled to expire or terminate on or prior to December 31, 2016.

3.12 Tax Returns; Taxes. Except as otherwise disclosed in Schedule 3.12: (a) all Tax Returns relating or with respect to the Member, the Companies, the Assets and the Business have been timely filed through the date hereof in accordance with any applicable law and are true, correct and complete in all respects; (b) all Taxes relating or with respect to the Member, the Companies, the Assets and the Business that were due and payable through the date hereof (whether or not shown on any Tax Return) have been timely paid in full; (c) no claims have been asserted and no proposals or deficiencies for any Taxes relating or with respect to the Companies, the Assets and the Business are being asserted, proposed or threatened, and no audit or investigation of any Tax Return relating or with respect to the Companies, the Assets and the Business is currently underway, pending or, to the Knowledge of the Companies, threatened; (d) no claim has ever been made by any Governmental Entity in a jurisdiction where the Companies do not file Tax Returns that either of the Companies is or may be subject to taxation in that jurisdiction; (e) each Company has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, equity holder or other third party and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed; (f) there are no outstanding waivers or agreements by the Companies or the Member for the extension of time for the assessment of any Taxes, nor are there any requests for rulings, outstanding subpoenas or requests for information, notice of proposed reassessment of any property owned or leased by either of the Companies or any other matter pending between the Member or the Companies and any taxing authority; (g) there are no Liens for Taxes upon any of the Assets or the Business other than Liens for Taxes which are not yet due and payable, nor are there any such Liens which are pending or to the Knowledge of the Companies, threatened; (h) neither Company is a party to any Tax allocation or sharing agreement; (i) neither Company has been a member of an affiliated group filing a consolidated federal income tax return; and (j) neither Company has any liability for the Taxes of any Person (other than for itself) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

3.13 Employees. Schedule 3.13 contains a true and complete list of all of the employees, including co-employees, (whether full-time, part-time or otherwise) and independent contractors of each of the Companies as of the date hereof, specifying their annual salary, hourly wages, position, length of service and the allocation of amounts paid and other benefits provided to each of them, respectively, consulting or other independent contractor fees, together with an appropriate notation next to the name of any officer or other employee on such list who is subject to any written employment agreement or any other written term sheet or other document describing the terms and/or conditions of employment of such employee or of the rendering of services by such independent contractor. Except as specifically noted on Schedule 3.13, neither Company is a party to or bound by any contracts, consulting agreements or termination or severance agreements in respect of any officer, employee or former employee, consultant or independent contractor. The Companies have provided to the Purchasers true, correct and complete copies of each such employment agreement, term sheet or other document. Neither the Companies, the Member nor any representative of the Companies or the Member has made any verbal commitments to any officers, directors, managers, employees or former employees, consultants or independent contractors of either of the Companies with respect to compensation, promotion, retention, termination, severance or similar matters in connection with the transactions contemplated by this Agreement or otherwise. Except as indicated on Schedule 3.13, all employees of each of the Companies are active on the date hereof, not on any sort of leave of absence and, to the Knowledge of the Companies, none has expressed any intention to terminate employment with either of the Companies.

3.14 Benefit Plans.

(a) Schedule 3.14(a) contains a true and complete list of each Company Benefit Plan currently sponsored, maintained or contributed to by either of the Companies or with respect to which either of the Companies has any liability (contingent or otherwise), including, without limitation, as a result of an ERISA Affiliate.

(b) No Company Benefit Plan or ERISA Affiliate Plan is or was subject to Title IV of ERISA, Section 302 of ERISA or Sections 412, 430 or 436 of the Code, nor is or was any Company Benefit Plan or ERISA Affiliate Plan a “multiemployer plan,” as defined in Section 414(f) of the Code or Sections 3(37) or 4001(a)(3) of ERISA or a multiple employer plan within the meaning of Section 413(c) of the Code or Sections 4063, 4064 or 4066 of ERISA, or a multiple employer welfare arrangement as defined in Section 3(40) of ERISA. None of the Assets are subject to any Lien under Section 302(f) of ERISA or Section 430(k) of the Code.

(c) Except as set forth in Schedule 3.14(c),

(i) With respect to each Company Benefit Plan identified on Schedule 3.14(a), the Companies have heretofore delivered or made available to the Purchasers true and complete copies of the plan documents, plan summaries, summary plan descriptions or, if there is no summary or summary plan description, a written description thereof, trust agreements, insurance policies, and other documentation with respect to any Company Benefit Plan as is reasonably requested by the Purchasers.

(ii) Each of the Companies’ records accurately reflect such Company’s employees’ employment histories, including their hours of service, pay and applicable payroll deductions and tax withholdings and all such data is maintained in a usable form.

(iii) Each Company Benefit Plan has been established, qualified, invested, operated and administered in all material respects in accordance with its terms and in compliance with all applicable laws, regulations, orders or other legislative, administrative or judicial promulgations (including, without limitation, ERISA and the Code, the “Applicable Benefit Laws”). Neither Company has incurred, and to the Companies’ Knowledge, no facts exist which reasonably could be expected to result in, any liability of such Company with respect to any Company Benefit Plan or any ERISA Affiliate Plan, including without limitation, any liability, tax, penalty or fee under ERISA, the Code or any Applicable Benefit Law (other than to pay premiums, contributions or benefits in the ordinary course with respect to any Company Benefit Plan consistent with the terms of the applicable Company Benefit Plan).

(iv) To the Companies’ Knowledge, no fact or circumstance exists that could adversely affect the tax-exempt status of a Company Benefit Plan that is intended to be tax-exempt. Further, each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified and the trusts maintained thereunder that are intended to be exempt from taxation under Section 501(a) of the Code are so exempt.

(v) No former employee, director, manager, officer, consultant, independent contractor, contingent workers or leased employees of any of the Companies and/or the Business (or any spouse, dependent or beneficiary thereof) is currently receiving or currently entitled to receive “COBRA” continuation coverage required under Section 4980B of the Code or Part 6 of Subtitle B of Title I of ERISA or any similar continuation coverage with respect to a Company Benefit Plan. Neither of the Companies provide any health, life or other welfare benefits for retirees under any Company Benefit Plan other than for any continuation coverage required under Section 4980B of the Code, Part 6 of Subtitle B of Title I of ERISA or other Applicable Benefit Laws.

(vi) To the extent any Company Benefit Plan or any part thereof is or may be subject to Section 409A of the Code, such Company Benefit Plan or part thereof has been operated and administered in accordance with Section 409A and the plan document has been timely amended to confirm exemption from, or compliance with, the applicable provisions of Section 409A of the Code and no instances of non-compliance with Section 409A of the Code has occurred and to the Companies’ Knowledge no facts exist which reasonably could be expected to result in any such instances of non-compliance.

(vii) There is no pending or, to the Knowledge of the Companies, threatened suit, complaint, claim (other than a routine claim for benefits in the ordinary course and consistent with the written terms of the applicable Company Benefit Plan), proceeding, examination, audit, investigation or other proceeding or action of any kind in or before any court, tribunal or governmental agency with respect to any Company Benefit Plan, and there exists no state of facts which after notice or lapse of time or both reasonably could be expected to give rise to any such suit, complaint, claim (other than a routine claim for benefits), investigation, examination, audit or other proceeding or action.

(viii) All contributions, remittances, payments, premiums or other amounts required to be contributed or paid to any Company Benefit Plan or any participant or beneficiary under the terms of such Company Benefit Plan or any Applicable Benefit Laws have been timely contributed or paid by the required due date and, with respect to those not yet due, reserves established therefor and accrued on the Financial Statements.

(ix) Each service provider of each of the Companies who has been classified as an “employee” or as an “independent contractor” has been properly classified as such, and there exists no condition or set of circumstances that could subject the Companies or any Company Benefit Plan to any liability, tax, penalty or fee under ERISA, the Code or any Applicable Benefit Law relating to the failure to properly classify any service provider of the Companies as an “employee” or “independent contractor.”

(x) The consummation of the transactions contemplated by this Agreement (either alone or in conjunction with any related event, such as the termination of any Person’s employment) shall not (A) result in any payment (including severance, change in control or otherwise) becoming due to any current or former employee, director, officer, consultant, independent contractor, contingent worker or leased employee of either of the Companies and/or the Business, (B) increase any benefits payable under any Company Benefit Plan, (C) result in the acceleration of the time of payment or vesting of any benefits under any Company Benefit Plan, (D) require the fiduciary of any Company Benefit Plan or related trust, or (E) result in an “excess parachute payment” within the meaning of Section 2806 of the Code. Neither of the Companies is under any obligation or liability to pay any gross-up amount to reimburse for any taxes, interest or penalties under Sections 409A or 280G of the Code.

(d) To the extent formal approval or designation is required to obtain a relevant tax status, each International Employee Plan has been approved or designated by the relevant taxation and other Governmental Entity so as to enable: (i) the Companies and the participants and beneficiaries under such International Employee Plan and (ii) in the case of a Funded International Employee Plan, the assets held for the purposes of such Funded International Employee Plan, to enjoy the most favorable taxation status possible.

(e) Each International Employee Plan is in material compliance with the applicable provisions of the laws and regulations regarding employee benefits, mandatory contributions and retirement plans of each jurisdiction applicable to such International Employee Plan; (ii) each International Employee Plan required to be registered has been registered and has been maintained in good standing with the applicable regulatory authorities, and (iii) the fair market value of the assets of each Funded International Employee Plan, the liability of each insurer for any International Employee Plan funded through insurance or the book reserve established for any International Employee Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such International Employee Plan, and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations, and any and all amounts required to be accrued with respect to any International Employee Plan or pursuant to any statutory requirements pertaining to employee benefits, mandatory contributions, retirement plans or similar benefits, have been properly and timely accrued, including accruals relating to any severance, termination pay or profit sharing benefits.

3.15 Insurance Policies. Schedule 3.15 contains a complete and correct list of all insurance policies carried by or for the benefit of either of the Companies, specifying the insurer, amount of and nature of coverage, the risk insured against, the deductible amount (if any) and the date through which coverage will continue by virtue of premiums already paid. Each Company maintains insurance with reputable insurers for the business and assets of such Company against all risks normally insured against, and in amounts normally carried, by corporations of similar size engaged in similar lines of business. All insurance policies and bonds with respect to the business and assets of each of the Companies are in full force and effect. Neither of the Companies has reached or exceeded its policy limits for any insurance policies in effect at any time during the past three (3) years.

3.16 Intellectual Property.

(a) Schedule 3.16(a) sets forth a true, correct and complete list of all Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded with any Governmental Entity and owned by, filed in the name of, or licensed to either of the Companies (collectively, the “Company Registered Intellectual Property”).

(b) Schedule 3.16(b) sets forth a true, correct and complete list of all Software owned by either of the Companies (collectively, the “Company Proprietary Software”).

(c) Schedule 3.16(c) sets forth a true, correct and complete list of all Software (other than Company Proprietary Software) used by either of the Companies in connection with the Business (collectively, the “Company Licensed Software”).

(d) Schedule 3.16(d) sets forth a true, correct and complete list of all unregistered trade names, logos, slogans, designs and common law trademarks and service marks and any other Company Intellectual Property (other than Company Registered Intellectual Property and Company Proprietary Software) that are owned by either of the Companies and material to the operation of the Business, together with all internet uniform resource locators and domain names that are the subject of an application, certificate, filing, registration or other document filed or recorded by or for the benefit of either of the Companies.

(e) All of the Company Intellectual Property as defined herein (other than the Company Licensed Software) is owned exclusively by the Companies. The Companies have the full right to use the Company Intellectual Property for the life thereof for any purpose in connection with the Business in the territory where the Companies conduct the Business (the “Business Territory”), free from any (i) Liens (subject to the terms and conditions of all licenses and related restrictions disclosed to the Purchasers for the Company Licensed Software) and (ii) requirement of any past, present or future royalty payments, license fees, charges or other payments, or conditions or restrictions whatsoever.

(f) The Company Intellectual Property included in the Assets is all of the Intellectual Property necessary to operate the Business as presently conducted. The consummation of the transactions contemplated hereunder will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, the Purchasers’ right to own, use or hold for use any Intellectual Property as owned, used or held for use in the conduct of the Business as currently conducted in the Business Territory.

(g) The conduct of the Business does not infringe or otherwise conflict with any rights of any Person in respect of Intellectual Property in the Business Territory, including with respect to user interface or “look/feel” of the products of the Business. To the Knowledge of the Companies, none of the Company Intellectual Property is being infringed or otherwise used or available for use by any Person without a license or permission from the Companies in the Business Territory.

(h) No claim or demand of any Person has been made or, to the Knowledge of the Companies, threatened, nor is there any litigation that is pending or, to the Knowledge of the Companies, threatened, that (i) challenges the rights of either of the Companies in respect of the Company Intellectual Property, or (ii) asserts that either of the Companies is infringing or otherwise in conflict with, or is required to pay any royalty, license fee, charge or other amount in regard to, any Intellectual Property.

(i) The items of Company Registered Intellectual Property that have been duly registered with, filed in or issued by, as the case may be, the United States Patent and Trademark Office, the United States Copyright Office or other filing offices, domestic or foreign, remain in full force and effect.

(j) All Company Intellectual Property which is listed on Schedule 3.16(a), 3.16(c) or 3.16(d) or which either of the Companies otherwise purports to own, including the Company Proprietary Software, was developed by (i) an employee of the Companies working within the scope of his or her employment at the time of such development, or (ii) agents, consultants, contractors or other Persons, and in each case all such employees, agents, consultants, contractors or other Persons have executed appropriate instruments of assignment in favor of such Company that purports to own such Company Proprietary Software as assignee that have conveyed to such Company ownership of all intellectual property rights in the Company Intellectual Property.

(k) To the Knowledge of the Companies, no third party possesses any copy of any source code for any Company Proprietary Software. Except as contemplated by the sale of the Assets to Purchasers pursuant to this Agreement, neither of the Companies has a contractual obligation to provide any source code for any Company Proprietary Software to any other Person.

(l) All of the Company Proprietary Software: (i) operates substantially in accordance with its specifications and (ii) is free of any computer instructions, devices or techniques that are designed to infect, disrupt, damage, disable or alter such Software or its processing environment, including other programs, equipment and data.

(m) Except as set forth in Schedule 3.16(m), none of the Company Proprietary Software or other Company Intellectual Property is, in whole or in part, subject to the provision of any open source or other similar type of license agreement or distribution model that (i) requires the distribution or making available of the source code for Company Proprietary Software to the general public, (ii) prohibits or limits the Companies from charging a fee or receiving consideration in connection with sublicensing or distributing any Company Proprietary Software, (iii) except as specifically permitted by law, grants any right to any third party or otherwise allows any such third party to decompile, disassemble or otherwise reverse-engineer any Company Proprietary Software, or (iv) requires the licensing of any Company Proprietary Software to the general public for the purpose of permitting others to make derivative works of Company Proprietary Software (any such open source or other type of license agreement or distribution model described in clause (i), (ii), (iii) or (iv) above, a “Limited License”). By way of clarification, but not limitation, the term “Limited License” includes (A) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL), (B) the Artistic License (e.g., PERL), (C) the Mozilla Public License, (D) the Netscape Public License, (E) the Sun Community Source License (SCSL), and (F) the Sun Industry Standards License (SISL). None of the Company Proprietary Software incorporates, or is distributed with, any software that is subject to a Limited License, nor does any Company Proprietary Software constitute a derivative work of, dynamically link with or otherwise interact with any such software.

(n) The Companies have taken reasonable steps to protect the rights of the Companies in the Trade Secrets, the Confidential Information and any trade secret or confidential information of third parties used in the Business.

3.17 Transactions with Affiliates. Except as set forth in Schedule 3.17, none of the Member nor any person with whom the Member has any direct or indirect relation by blood, marriage or adoption or any entity in which any such Person owns any beneficial interest (other than a publicly held corporation whose stock is traded on a national securities exchange or in the over-the-counter market and less than five percent (5%) of the stock of which is beneficially owned by all such Persons in the aggregate) or any Affiliate of any of the foregoing or any current or former Affiliate of either of the Companies has any interest in: (a) any contract, arrangement or understanding with, or relating to, the Business, the Assets or the Assumed Liabilities; (b) any loan, arrangement, understanding, agreement or contract for or relating to the Business or the Assets; or (c) any property (real, personal or mixed), tangible or intangible, used or currently intended to be used by the Companies.

3.18 Client and Supplier Relations. Schedule 3.18 contains a complete and accurate list of the names of the twenty-five (25) largest clients (by revenue volume) of the Companies for the twelve month period ended May 31, 2016 (the “Material Clients”). The Companies maintain good relations with each of the Material Clients, and, to the Knowledge of the Companies, no event has occurred that would materially and adversely affect either of the Companies’ relations with any such Material Client. Except as expressly noted on Schedule 3.18, no Material Client during the last twelve months has canceled, terminated or made any threat to cancel or otherwise terminate its contract or to decrease its usage of either of the Companies’ services. Neither of the Companies has received any notice or has Knowledge to the effect that any Material Client, material supplier or material vendor intends to terminate or materially alter its business relations with either of the Companies, either as a result of the transactions contemplated by this Agreement or otherwise.

3.19 Licenses and Permits. Schedule 3.19 is a true and complete list of all notifications, licenses, permits (including, without limitation, environmental, construction and operation permits), franchises, certificates, approvals, exemptions, classifications, registrations and other similar documents and authorizations, and applications therefor (collectively, the “Licenses”) held by either of the Companies and issued by, or submitted by either of the Companies to, any Governmental Entity. Each Company owns or possesses all of the Licenses which are necessary to enable it to carry on the Business as presently conducted. Not in limitation of the foregoing, the UK Company is not required to register under the Belgian Data Protection Act. All Licenses are valid, binding, and in full force and effect. Except as expressly noted on Schedule 3.19, the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby will not adversely affect any License. The Companies have taken all necessary action to maintain each License, except where the failure to so act is not likely to have an adverse effect on either of the Companies or the Business. No loss or expiration of any License is threatened, pending, or reasonably foreseeable (other than expiration upon the end of any term, which expiration date is set forth on Schedule 3.19).

3.20 Ethical Practices. Neither of the Companies nor any representative thereof has offered, given or promised, and the Companies have no Knowledge of any Person that has offered, given or promised on its behalf, anything of value to any Person (including any official of a Governmental Entity, any political party or official thereof, or any candidate for political office), where such offer, gift or promise would constitute a bribe, kickback or illegal or improper payment. Without limiting the foregoing, (a) neither of the Companies is or has at any time engaged in any activity, practice or conduct which would constitute an offense under the Bribery Act 2010; (b) no Associated Person of any of the Companies has bribed another person (within the meaning given in section 7(3) of the Bribery Act 2010) intending to obtain or retain business or an advantage in the conduct of business for any of the Companies, and the Companies have in place adequate procedures designed to prevent their Associated Persons from undertaking any such conduct; and (c) neither of the Companies nor any of their Associated Persons is or has been the subject of any investigation, inquiry or enforcement proceeding by any Governmental Entity or any customer regarding any offense or alleged offense under the Bribery Act 2010, and no such investigation, inquiry or proceeding has been threatened or is pending and there are no circumstances likely to give rise to any such investigation, inquiry or proceeding. For purposes of this Section 3.20, “Associated Person” shall mean, with respect to a Company, any Person (including an employee, agent or subsidiary) who performs or has performed services for or on behalf of such Company.

3.21 Client Data. Except as disclosed on Schedule 3.21-A, the data and information collected or received by either of the Companies in connection with providing services to clients of the Business (collectively, the “Client Data”) (a) was collected, acquired and maintained in accordance in all material respects with all applicable laws and agreements, and (b) when used by either of the Companies, in any manner in which the Client Data was used prior to the date hereof, (i) does not infringe the patent, copyright, trademark, trade secret, or other intellectual property rights of any Person, (ii) does not violate the privacy rights of any Person, and (iii) does not violate any applicable law or agreement. With respect to Client Data, each of the Companies has provided clients with appropriate information regarding its processing activities (including, but not limited to information regarding transfers of Client Data to the United States for processing, use of sub-processors, and any secondary uses of Client Data). Each of the Companies has taken all commercially reasonable steps (including implementing and observing appropriate technical and operational data security processes and policies) to maintain the confidentiality, security and proprietary nature of the Client Data. Since January 1, 2014, there have been (1) no losses or thefts or security breaches suffered by either of the Companies in respect of Client Data or other data used in the Business; (2) no violations of any security policy of either of the Companies, including the policies listed on Schedule 3.21-B, regarding any Client Data or other data used in the Business; (3) no violations of any applicable law or agreement by either of the Companies or a contractor or agent acting on behalf of either of the Companies in respect of Client Data; (4) no unauthorized access or unauthorized use of any Client Data or other data used in the Business; and (5) no unintended or improper disclosure of any Client Data in the possession, custody or control of either of the Companies or a contractor or agent acting on behalf of either of the Companies.

3.22 Brokers, Finders and Investment Bankers. Other than Cary Street Partners, LLC (whose fees and expenses are the sole responsibility of the Companies), neither of the Companies, nor the Member, nor any officers, directors, members or employees of either of the Companies nor any Affiliate of either of the Companies, has employed any broker, finder or investment banker or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees or finders’ fees in connection with the transactions contemplated by this Agreement.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchasers hereby represent and warrant to the Companies and the Member as follows:

4.1 Organization. The US Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Georgia. The UK Purchaser is a private limited company incorporated under the laws of England and Wales. Each of the Purchasers has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The US Purchaser is duly qualified or registered as a foreign entity to transact business under the laws of each jurisdiction wherein the US Company is qualified or registered as a foreign entity to transact business, and also in each jurisdiction where the character of such Purchaser’s activities or location of the properties owned or leased by it require such qualification or registration. The UK Purchaser is duly qualified or registered as a foreign entity to transact business under the laws of each jurisdiction wherein the UK Company is qualified or registered as a foreign entity to transact business, and also in each jurisdiction where the character of such Purchaser’s activities or location of the properties owned or leased by it require such qualification or registration.

4.2 Authorization. Each of the Purchasers has full corporate power and authority to execute and deliver this Agreement and any other certificate, agreement, document or other instrument to be executed and delivered by it in connection with the transactions contemplated by this Agreement (collectively, the “Purchaser Ancillary Documents”), to perform its obligations under this Agreement and the Purchaser Ancillary Documents and to consummate the transactions contemplated by this Agreement and the Purchaser Ancillary Documents. The execution and delivery of this Agreement and the Purchaser Ancillary Documents by each Purchaser, the performance by each Purchaser of its obligations under this Agreement and the Purchaser Ancillary Documents, and the consummation of the transactions provided for in this Agreement and the Purchaser Ancillary Documents have been duly and validly authorized by all necessary action on the part of each of the Purchasers. This Agreement and each of the Purchaser Ancillary Documents have been duly executed and delivered by the Purchasers and constitute the valid and binding agreements of each of the Purchasers, enforceable against each such Purchaser in accordance with their respective terms, subject to applicable bankruptcy, insolvency and other similar laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

4.3 Absence of Restrictions and Conflicts. The execution, delivery and performance of this Agreement and the Purchaser Ancillary Documents, the consummation of the transactions contemplated by this Agreement and the Purchaser Ancillary Documents and the fulfillment of and compliance with the terms and conditions of this Agreement and the Purchaser Ancillary Documents do not or will not (as the case may be), with the passing of time or the giving of notice or both, violate or conflict with, constitute a breach of or default under, result in the loss of any benefit under, or permit the acceleration of any obligation under, (a) any term or provision of the charter or constitutional documents of either of the Purchasers, (b) any contract to which either of the Purchasers is a party, (c) any judgment, decree or order of any Governmental Entity to which either of the Purchasers is a party or by which either of the Purchasers or any of its properties is bound or (d) any statute, law, rule or regulation applicable to either of the Purchasers.

ARTICLE 5

CERTAIN COVENANTS AND AGREEMENTS

5.1 Conduct of Business by the Companies. From the date hereof until the Closing Date, each of the Companies shall, except as required in connection with the transactions contemplated by this Agreement and except as otherwise consented to in writing by the Purchasers:

(a) conduct its businesses in the ordinary course on a basis consistent with past practice and not engage in any new line of business or enter into any agreement, transaction or activity or make any commitment with respect to the Business or the Assets except those in the ordinary course of business and not otherwise prohibited under this Section 5.1;

(b) use its reasonable best efforts to preserve intact the goodwill and business organization of such Company, keep the employees of such Company available to the Purchasers and preserve the relationships and goodwill of such Company with clients, vendors, suppliers, employees and others having business relations with such Company;

(c) maintain its existence and good standing in its jurisdiction of organization and in each jurisdiction in which the ownership or leasing of its property or the conduct of its business requires such qualification;

(d) duly and timely file or cause to be filed all reports and returns required to be filed with any Governmental Entity and promptly pay or cause to be paid when due all Taxes, including interest and penalties levied or assessed, unless diligently contested in good faith by appropriate proceedings;

(e) not amend or modify its charter or constitutional documents in any matter that could be adverse to the Purchasers or that could affect the transactions contemplated by this Agreement;

(f) not dispose of or permit to lapse any rights to the use of any patent, trademark, trade name, service mark, license or copyright of such Company, including, without limitation, any of the Company Intellectual Property, or dispose of or disclose to any Person, any trade secret, formula, process, technology or know-how of such Company not heretofore a matter of public knowledge;

(g) not (i) sell or transfer any assets, (ii) create, incur or assume any indebtedness secured by the Assets, (iii) grant, create, incur or suffer to exist any Liens on the Assets which did not exist on the date hereof, (iv) incur any liability or obligation (absolute, accrued or contingent) except in the ordinary course of business consistent with past practice, (v) write-off any guaranteed checks, notes or accounts receivable except in the ordinary course of business consistent with past practice, (vi) write-down the value of any asset or investment (including, without limitation, any of the Assets) on the books or records of such Company, except for depreciation and amortization in the ordinary course of business and consistent with past practice, (vii) cancel any debt or waive any claims or rights, (viii) make any commitment for any capital expenditure to be made on or after the Closing Date in excess of $1,000 or (ix) enter into or amend any material contract or agreement;

(h) not increase in any manner the base compensation or bonus opportunity of, enter into any new bonus or incentive agreement or arrangement with, or change any other employment terms (including any changes in titles or designations) of, any of its employees, directors or consultants;

(i) not adopt, amend or terminate any Company Benefit Plan or increase the benefits provided under any Company Benefit Plan, adopt any plan that will be a Company Benefit Plan if adopted prior to the date hereof or promise or commit to undertake any of the foregoing in the future;

(j) not amend or terminate any existing employment, severance, termination, change in control, consulting, or other compensation agreement or enter into any new employment, severance, termination, change in control, consulting or other compensation agreement;

(k) continue to extend clients credit, collect accounts receivable and pay accounts payable and similar obligations in the ordinary course of business consistent with past practice;

(l) perform in all material respects all of its obligations under all Company Contacts, and not default or suffer to exist any event or condition which with notice or lapse of time or both would constitute a default under any Company Contract;

(m) maintain in full force and effect and in the same amounts policies of insurance comparable in amount and scope of coverage to that now maintained by or on behalf of such Company;

(n) continue to maintain its books and records consistent with such Company’s past practice;

(o) continue its cash management practices in the ordinary course of business consistent with past practice; and

(p) not authorize, or commit or agree to take, any of the foregoing actions.

In connection with the continued operation of the Business between the date hereof and the Closing Date, each Company will confer in good faith on a regular and frequent basis with one (1) or more representatives of the Purchasers designated in writing regarding operational matters and the general status of ongoing operations promptly and will notify the Purchasers of any event or occurrence that has had or may reasonably be expected to have an adverse effect on the assets, liabilities, results of operations, business or prospects of such Company. Not in limitation of the foregoing, in the event that either Company enters into any Contract (including any modification, amendment or supplement thereto or waiver thereunder) after the date hereof, the Companies shall deliver a copy of such Contract to the Purchasers within two (2) Business Days. Each Company acknowledges that the Purchasers do not and will not waive any rights it may have under this Agreement as a result of such consultations. Neither Company shall take any action that would, or that could reasonably be expected to, result in any of the representations and warranties of either of the Companies sets forth in this Agreement becoming untrue.

5.2 Inspection and Access to Information. From the date hereof to the Closing Date or until this Agreement is terminated as provided in Article 7, the Companies will (and will cause its respective officers, directors, employees, auditors and agents to) provide the Purchasers and their accountants, counsel and other authorized representatives full access, during reasonable hours and under reasonable circumstances, to any and all of its premises, employees (including executive officers), properties, contracts, commitments, books, records and other information and will cause its officers to furnish to the Purchasers and their authorized representatives, promptly upon request therefor, any and all financial, technical and operating data and other information pertaining to the Companies and the Business and otherwise fully corporate with the conduct of due diligence by the Purchasers and their representatives.

5.3 No Solicitation of Transactions. Neither the Member nor the Companies or any of their respective Affiliates will, directly or indirectly, through any officer, manager, director or agent of any of them or otherwise, initiate, solicit or encourage (including by way of furnishing non-public information or assistance), or enter into negotiations of any type, directly or indirectly, or enter into a confidentiality agreement, letter of intent or purchase agreement, merger agreement or other similar agreement with any Person, firm or corporation other than the Purchasers with respect to a sale of any substantial portion of the Assets, or a merger, consolidation, business combination, sale of all or any substantial portion of the equity of either of the Companies, or the liquidation or similar extraordinary transaction with respect to either of the Companies. The Companies will notify the Purchasers orally (within one (1) Business Day) and in writing (as promptly as practicable) of all relevant terms of any proposals by a third party to do any of the foregoing which the Member, the Companies or any of their respective Affiliates or any of their respective officers, directors, managers, shareholders, partners, employees, investment bankers, financial advisors, attorneys, accountants or other representatives may receive relating to any of such matters and, if such proposal is in writing, the Companies will deliver to the Purchasers a copy of such inquiry or proposal.

5.4 Reasonable Efforts; Further Assurances; Cooperation. Subject to the other provisions of this Agreement, the Parties will each use their reasonable, good faith efforts to perform their obligations in this Agreement and to take, or cause to be taken, and do, or cause to be done, all things necessary, proper or advisable under applicable law to obtain all consents required as described on Schedule 3.11(a) and all regulatory approvals and to satisfy all conditions to their respective obligations under this Agreement in accordance with the terms of this Agreement and will cooperate fully with each other and their respective officers, directors, employees, agents, counsel, accountants and other designees in connection with any steps required to be taken as a part of their respective obligations under this Agreement, including, without limitation:

(a) Each of the Parties promptly will make their respective filings and submissions and will take all actions necessary, proper or advisable under applicable laws and regulations to obtain any required approval of any Governmental Entity with jurisdiction over the transactions contemplated by this Agreement (except that the Purchasers shall have no obligation to take or consent to the taking of any action required by any such Governmental Entity that could adversely affect the Business, the Assets or the transactions contemplated by this Agreement or the Purchaser Ancillary Documents). Each of the Parties will furnish all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable law in connection with the transactions contemplated by this Agreement.

(b) In the event any claim, action, suit, investigation or other proceeding by any Governmental Entity or other Person is commenced which questions the validity or legality of the transactions contemplated by this Agreement or any of the other transactions contemplated by this Agreement or seeks damages in connection therewith, the Parties agree to cooperate and use all reasonable efforts to defend against such claim, action, suit, investigation or other proceeding and, if an injunction or other order is issued in any such action, suit or other proceeding, to use all reasonable efforts to have such injunction or other order lifted and to cooperate reasonably regarding any other impediment to the consummation of the transactions contemplated by this Agreement.

(c) Each Company will give any notices to third parties and use its best efforts (in consultation with the Purchasers) to obtain any third party consents (i) necessary, proper or advisable to consummate the transactions contemplated by this Agreement, (ii) disclosed or required to be disclosed in the Schedules to this Agreement, including, without limitation, the consents described in Schedule 3.11(a), (iii) required to avoid a breach of or default under any Assumed Contracts in connection with the consummation of the transactions contemplated by this Agreement or (iv) required to prevent a material adverse effect on the assets, liabilities, results of operations, business or prospects of such Company, whether prior to or after the Closing Date. Not in limitation of the foregoing, the Companies and the Member shall provide the Purchasers, on at least a bi-weekly basis, with a written report (in a format that shall be agreed by the Parties, acting reasonably) with respect to the status of the third party consents for the Assumed Contracts. Such reporting obligation shall commence upon the execution and delivery of this Agreement and continue throughout the Consent Period.

(d) The Parties will give prompt notice to the other Party or Parties of (i) the occurrence, or failure to occur, of any event which occurrence or failure would be likely to cause any representation or warranty of either of the Companies, the Member or either of the Purchasers, as the case may be, contained in this Agreement to be untrue or inaccurate at any time from the date hereof to the Closing Date or that will or may result in the failure to satisfy any of the conditions specified in Article 6 of this Agreement and (ii) any failure of either of the Companies, the Member or either of the Purchasers, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any of them under this Agreement.

(e) If any Party becomes aware of any Client Contract (including any statement or work thereto or similar document) that such Party believes was mistakenly omitted from Schedule 1.2(c)(i), then such Party shall so notify the other Parties in writing. In such event, the Purchasers may elect to include such Client Contract as an Assumed Contract by providing written notice to the Companies of the applicable Purchaser that will assume such Client Contract (in which case, such Client Contract shall be considered an Assumed Contract for all purposes of this Agreement).

5.5 Non-Assigned Contracts. Notwithstanding anything contained in this Agreement:

(a) To the extent that assignment by either of the Companies to either of the Purchasers of any Assumed Contract is not permitted or is not permitted without the consent of a third party, this Agreement and the Company Ancillary Documents shall not be deemed to constitute an undertaking to assign the same if such consent is not given or if such an undertaking otherwise would constitute a breach of or cause a loss of benefits thereunder. The Parties shall use commercially reasonable efforts (other than the payment of money or the deposit of funds) to obtain any and all such third party consents.

(b) If and to the extent that any required third party consent is unable to be obtained as contemplated by Section 5.5(a) prior to the Closing, such Company party to any such Assumed Contract shall continue to be bound by such Assumed Contract (each, a “Non-Assigned Contract”). In such event, the Companies and the Purchasers shall cooperate in creating a reasonable arrangement designed to provide the benefits of such Non-Assigned Contract to the Purchasers. Pursuant to such arrangement, (i) the Purchasers shall perform the obligations of the Companies under any such Non-Assigned Contract from and after the Closing Date, (ii) the Companies shall, without further consideration therefor, pay and remit to the Purchasers promptly any monies, rights and other consideration received in respect of such Non-Assigned Contract performance, (iii) the Companies shall exercise or exploit its rights and options under all such Non-Assigned Contracts only as directed by the Purchasers, and (iv) the Purchasers shall indemnify the Companies against any third party claims, damages, taxes, costs, expenses or losses incurred by the Companies arising from the Companies’ not having obtained such third party’s consent to the assignment of such Non-Assigned Contract or from the Purchasers’ failure to perform the obligations of the Companies in accordance with such Non-Assigned Contract after the Closing Date. Notwithstanding anything contained herein to the contrary, in the event that the Purchasers have been notified or otherwise become aware that any third party objects to such arrangement with respect to a Non-Assigned Contract, the Purchasers shall not be required to create an arrangement described in this Section 5.5(b) with respect to such Non-Assigned Contract, but the Purchasers and the Companies shall work cooperatively in developing an alternative strategy with the intent of preserving such Non-Assigned Contract while the consent is being sought.

(c) Following the Closing, the Member and the Companies, on the one hand, and the Purchaser, on the other hand, shall all continue to use commercially reasonable efforts (other than the payment of money or deposit of funds) to obtain the third party consent with respect to each Non-Assigned Contract. If and when any such third party consent shall be obtained or any such Non-Assigned Contract shall otherwise be assignable, the Companies shall promptly assign all of their respective rights and obligations thereunder or in connection therewith to the Purchasers without payment of further consideration therefor (other than as expressly provided for in Section 2.2(c) hereof).

5.6 Public Announcements. Upon execution of this Agreement, without the prior written approval of the Purchasers and the Companies (which approval shall not be unreasonably withheld, conditioned or delayed), no Party shall (a) make any public announcements or statements regarding this Agreement or the transactions contemplated by this Agreement or (b) make public or disclose the terms of this Agreement or any information provided by any other Party hereunder, except as may be required by applicable securities laws or applicable requirements of stock exchanges or other similar governing bodies or except, in the case of clause (b), (i) to those Persons who are assisting the Parties in assessing or effecting the transactions contemplated by this Agreement such as their accountants, bankers and legal advisors, and (ii) as required by oral questions, interrogatories or requests for information or documents in legal proceedings, subpoena, civil investigative demand or other similar process or governmental investigation.

5.7 Employees.

(a) As of the Closing, the US Purchaser shall offer employment to all of the active employees of the US Company. Such active employees of the US Company who accept such offer and commence employment are, as of the time they first perform services for the US Purchaser, referred to herein as the “US Transferred Employees.” Unless otherwise specifically agreed by the US Purchaser, all such offers shall be on an “at will” basis and on such other terms and conditions as the US Purchaser in its discretion shall offer. The US Purchaser shall not be under any obligation to provide US Transferred Employees any specific level of pay, bonuses, credit for years of service or employee benefits. At Closing, the Parties agree that the UK Purchaser will become the employer of all of the employees of the UK Company pursuant to the Transfer of Undertakings (Protection of Employment) Regulations 2006 of the United Kingdom (such employees referred to herein as the “UK Transferred Employees” and, together with the US Transferred Employees, the “Transferred Employees”). Notwithstanding anything contained herein to the contrary, the Companies shall not hire any employees after the date hereof unless consented to in writing by the Purchasers.

(b) Prior to the Closing Date, to the extent permitted by law, the Companies shall (i) provide the Purchasers all information relating to each employee of the Companies as the Purchasers may reasonably request in connection with its potential or actual employment of such Person (including, without limitation, initial employment date, termination dates, reemployment dates, hours of service, compensation, tax withholding history and individual licenses or certifications, in each case, in a form that will be usable by the Purchasers), (ii) permit the Purchasers to conduct interviews with, offer post-Closing employment to, complete employment-related documents regarding and explain the applicable Purchaser’s employment-related rules and benefits to, the employees of the Companies, (iii) otherwise facilitate reasonable access to the employees of the Companies for the Purchasers to have the right to take any of the actions described in this Section 5.7, and (iv) notify the Purchasers of any individual that begins receiving “COBRA” continuation coverage required under Section 4980B of the Code or Part 6 of Subtitle B of Title I of ERISA or any similar continuation coverage with respect to a Company Benefit Plan.

(c) The US Purchaser agrees to provide COBRA continuation coverage pursuant to its group health plan to the employees of the US Company who are offered employment by, and subsequently commence employment with, the US Purchaser, and their qualified beneficiaries, to the extent such employee or his or her qualified beneficiary is entitled to elect COBRA continuation coverage, provided such employee or qualified beneficiary timely elects to receive COBRA continuation coverage, pays the applicable premium and otherwise remains eligible for such coverage.

(d) The UK Company and the UK Purchaser will comply with their respective obligations under Regulation 13 of the Transfer of Undertakings (Protection of Employment) Regulations 2006 of the United Kingdom, concerning the information and consultation rights of employees of the UK Company.

(e) If the Closing occurs on or prior to December 31, 2016, the Member shall make a good faith determination of the appropriate calendar year 2016 bonuses for non-audit personnel of the Companies in accordance with applicable law and the Companies’ past practices (the “2016 Discretionary Bonus Determination”) and shall notify the Purchasers in writing of the 2016 Discretionary Bonus Determination no later than January 31, 2017. For purposes hereof, the “Pre-Closing Discretionary Bonus Amount” shall mean an amount equal to (i) the aggregate bonus amount set forth in the 2016 Discretionary Bonus Determination multiplied by (ii) the fraction obtained by dividing (A) the number of calendar days in 2016 ending with the Closing Date, by (B) 366. Within five (5) Business Days after written request from the Purchasers, the Member and the Companies shall pay to the Purchasers an amount equal to the Pre-Closing Discretionary Bonus Amount (together with the employer portion of any payroll, withholding or similar Taxes associated therewith). By no later than March 15, 2017, the Purchasers shall pay bonuses to such non-audit personnel for their services in 2016 that equal or exceed, in the aggregate, the Pre-Closing Discretionary Bonus Amount (with the Pre-Closing Discretionary Bonus Amount allocated to the applicable employees in accordance with the 2016 Discretionary Bonus Determination and any excess amount allocated in the Purchasers’ discretion). Notwithstanding the foregoing provisions of this Section 5.7(e), if the Closing does not occur on or prior to December 31, 2016, then, prior to the Closing, the Companies shall pay calendar year 2016 bonuses to the non-audit personnel of the Companies in accordance with applicable law and the Companies’ past practices, and the Purchasers shall have no obligation or liability in connection therewith.

(f) Nothing in this Agreement shall require the Purchasers to assume any Company Benefit Plan or ERISA Affiliate Plan. The Companies and/or any ERISA Affiliate shall retain and be responsible for all liabilities and obligations relating to any Company Benefit Plan or any ERISA Affiliate Plan as applicable, including, without limitation, any severance or other termination pay that may be payable to employees of the Companies (whether or not they become Transferred Employees).

5.8 Transfer Taxes; Expenses. Any transfer, registration, stamp, documentary, sales, use and similar Taxes, and any penalties, interest and additions thereto, incurred in connection with this Agreement or the transfer of the Business and the Assets shall be paid by the Companies. The Parties shall cooperate in the timely making of all filings, returns, reports and forms as may be required in connection therewith.

5.9 Insurance. If requested by the Purchasers, the Companies and the Member shall in good faith cooperate with the Purchasers to take all actions reasonably requested by the Purchasers that are necessary or desirable to permit the Purchasers to have available to it following the Closing Date the benefits (whether direct or indirect) of the insurance policies maintained by or on behalf of the Companies that are currently in force. All costs relating to the actions described in this Section shall be borne by the Purchasers.

5.10 Non-Competition.

(a) Definitions. For the purposes of this Section 5.10, the following definitions shall apply:

(i) “Confidential Information” shall mean any data or information of either of the Companies, other than Trade Secrets, which is valuable to the operation of the business of the Companies, and not generally known to competitors.

(ii) “Restricted Activities” shall mean all of the activities conducted, offered or provided by either of the Companies as of the Closing Date, including, without limitation, the business of marketing and providing accounts payable recovery audit services, contract compliance audit services and related advisory and data analytics services to commercial enterprises.

(iii) “Restricted Period” shall mean the period beginning on the Closing Date and continuing for a period of five (5) years from the Closing Date.

(iv) “Territory” shall mean the United States of America and the United Kingdom, such area being where any client or actively sought prospective client of the Companies is located.

(v) “Trade Secrets” shall mean information of the Companies, including, but not limited to, technical or nontechnical data, a formula, pattern, compilation, program, including, without limitation, computer software and related source codes, device, method, technique, drawing, process, financial data, financial plan, product plan, list of actual or potential customers or suppliers, or other information similar to any of the foregoing, which derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can derive economic value from its disclosure or use.

(b) Trade Secrets. Each of the Companies and the Member shall hold in confidence, and shall not disclose, publish or make use of, any Trade Secrets for so long as the pertinent information remains trade secret information under applicable law (and, in any event, throughout the Restricted Period). Nothing in this Agreement shall diminish the rights of the Purchasers regarding the protection of Trade Secrets and other intellectual property pursuant to applicable law.

(c) Confidential Information. Each of the Companies and the Member hereby agree, during the Restricted Period, to hold in confidence all Confidential Information and to not disclose, publish or make use of Confidential Information.

(d) Noncompetition.

(i) Each of the Companies and the Member acknowledge that to protect adequately the interest of the Purchasers in the business of the Companies, it is essential that any noncompete covenant with respect thereto cover all Restricted Activities and the entire Territory.

(ii) Each of the Companies and the Member hereby agree, during the Restricted Period, to not, in any manner, directly or indirectly or by assisting others, engage in, have an equity or profit interest in, or render services (of an executive, marketing, administrative, financial or consulting nature) to any business that conducts any of the Restricted Activities in the Territory.

(iii) Notwithstanding anything in this Agreement to the contrary, the Member may collectively acquire up to five percent (5%) of any company whose common stock is publicly traded on a national securities exchange or in the over-the-counter market.

(e) Nonsolicitation of Clients, Business Relations, Etc. Each of the Companies and the Member hereby agree, during the Restricted Period, not to, in any manner, directly or indirectly or by assisting others:

(i) solicit, call or service or attempt to solicit, call or service any current client of either of the Companies or any actively sought prospective client of either of the Companies, in either case, existing as of the Closing Date or during the two (2) year period prior to the Closing Date, for purposes of providing products or services that are competitive with those provided by either of the Companies in the operation of the Business; or

(ii) induce or attempt to induce any client, supplier, vendor or other business relation of either of the Companies to cease doing business with either of the Purchasers and/or their respective Affiliates.

(f) Nonsolicitation of Employees, Etc. Each of the Companies and the Member hereby agree, during the Restricted Period, not to, in any manner, directly or indirectly or by assisting others, recruit or hire or attempt to recruit or hire, on any of their behalves or on behalf of any other Person, any individual or other Person who becomes an employee or independent contractor of either of the Purchasers pursuant to this Agreement.

(g) Severability. If a judicial determination is made that any of the provisions of this Section 5.10 constitutes an unreasonable or otherwise unenforceable restriction against either of the Companies, the Member or their respective Affiliates, the provisions of this Section 5.10 shall be rendered void only to the extent that such judicial or arbitral determination finds such provisions to be unreasonable or otherwise unenforceable with respect to either of the Companies, the Member or their respective Affiliates. In this regard, the Parties hereby agree that any judicial authority construing this Agreement shall be empowered to sever any portion of the Territory, any prohibited business activity or any time period from the coverage of this Section 5.10 and to apply the provisions of this Section 5.10 to the remaining portion of the Territory, the remaining business activities and the remaining time period not so severed by such judicial or arbitral authority.

Moreover, notwithstanding the fact that any provision of this Section 5.10 is determined not to be specifically enforceable, the Purchasers shall nevertheless be entitled to recover monetary damages as a result of the breach of such provision by either of the Companies, the Member or their respective Affiliates. The time period during which the prohibitions set forth in this Section 5.10 shall apply shall be tolled and suspended for a period equal to the aggregate time during which either of the Companies, the Member or their respective Affiliates violates such prohibitions in any respect.

(h) Injunctive Relief. Each of the Companies and the Member hereby agree that any remedy at law for any breach of the provisions contained in this Section 5.10 shall be inadequate and that the Purchasers shall be entitled to injunctive relief in addition to any other remedy the Purchasers might have under this Agreement.

(i) Termination of Obligations. In the event that the Purchasers should breach their material obligations under Section 2.4 with respect to Earnout Payments, and the Purchasers shall fail to cure such breach within ten (10) Business Days after they receive written notice of such breach from the Companies and the Member, then the obligations pursuant to this Section 5.10 shall immediately cease, and the Companies and the Member shall be free to undertake any competitive activities including the solicitation of clients and business relationships.

(j) Nature of Covenants. The Companies and the Member acknowledge that to protect adequately the interests of the Purchasers in the goodwill and other assets of the Companies it is essential that the Companies and the Member agree to the covenants set forth in Section 5.10. The Parties also acknowledge that (i) the covenants set forth in Section 5.10 constitute an integral part of the transactions contemplated by this Agreement, (ii) the Purchasers would not have agreed to enter into this Agreement without the covenants set forth in this Section 5.10 and (iii) there is no separately bargained for consideration with respect thereto.

5.11 Name Change. Within ten (10) Business Days following the earlier to occur of (a) the date on which all applicable Client Contracts have been assigned to the Purchasers pursuant to the terms and conditions of this Agreement and (b) the expiration of the Consent Period, the Companies shall change their respective corporate names to remove any reference to the name “Cost & Compliance Associates” (or any similar variation or derivation thereof) or any other trade name used in the Business (including, without limitation “C&CA”). As promptly as practicable after such date, each of the Companies shall file in all jurisdictions in which it is qualified to do business any documents necessary to reflect such change of name or to terminate its qualification therein. In connection with enabling the Purchasers, at or as soon as practicable after the Closing Date, to use the current corporate name of each of the Companies, each of the Companies shall, at or prior to the Closing Date, execute and deliver to the Purchasers all consents related to such change of name as may be requested by the Purchasers, and will otherwise cooperate with the Purchasers.

5.12 VAT.

(a) General. Notwithstanding anything to the contrary set forth in this Agreement, all sums payable, or consideration given, by:

(i) the UK Purchaser under this Agreement are exclusive of any Value Added Tax chargeable under Value Added Tax Act 1994 (“VATA”) and any similar replacement or additional tax (“VAT”) and the UK Purchaser shall in addition pay an amount equal to any VAT chargeable on or in respect of those sums or consideration, subject to the receipt of a valid VAT invoice in respect of the supply giving rise to the VAT in question; and

(ii) the Companies under this Agreement are exclusive of VAT and the Companies shall in addition pay an amount equal to any VAT chargeable on those sums or consideration, subject to the receipt of a valid VAT invoice in respect of the supply giving rise to the VAT in question.

(b) Special Rules. The Companies and the UK Purchaser intend that article 5 of the Value Added Tax (Special Provisions) Order 1995 shall apply to the sale of the Business and Assets of the UK Company under this Agreement and agree to use reasonable endeavors to secure that the sale is treated as neither a supply of goods nor a supply of services under that article but neither the Companies nor the UK Purchaser shall be required to make any appeal to any tribunal or court against any determination by HM Revenue and Customs (“HMRC”) that the sale, or any part, shall be treated as such.

(c) Certain HMRC Determinations. If HMRC, at any time, determines in writing that VAT is payable on the sale of all or some of the Assets of the UK Company, the relevant Company shall promptly deliver to the UK Purchaser a copy of that written determination and a valid VAT invoice in respect of the VAT payable and the UK Purchaser shall within ten days of the receipt of such determination and VAT invoice pay to the relevant Company a sum equal to the amount of VAT determined by HMRC to be chargeable.

(d) UK Purchaser Warrant and Undertaking. The UK Purchaser:

(i) warrants to the Companies that it is registered for VAT purposes;

(ii) undertakes to the Companies that it will, on and immediately after Closing, use the Assets that have been acquired from the UK Company to carry on the same kind of business (whether or not as part of any existing business of the UK Purchaser) as that carried on by the UK Company in relation to the Assets of the UK Company before Closing.

(e) VAT Records. The Companies and the UK Purchaser do not intend to make a joint application to HMRC for the UK Purchaser to be registered for VAT under the VAT registration number of the UK Company, under regulation 6(1)(d) of the VAT Regulations 1995. Accordingly, notwithstanding anything to the contrary set forth in this Agreement, the UK Company shall:

(i) retain and preserve all records of the Business of the UK Company which are required to be preserved under paragraph 6 of schedule 11 to VATA (the “VAT Records”) after Closing, for a period of not less than six years from Closing (or such longer period as may be required by law);

(ii) make the VAT Records available to the UK Purchaser or their agents for inspection (during normal business hours) or copying; and

(iii) give to the UK Purchaser, in such form as the UK Purchaser may reasonably require, such information contained in the VAT Records as the UK Purchaser may reasonably specify.

(f) UK Company Warranties. The UK Company warrants that:

(i) it is registered for VAT and is a taxable person for the purposes of the VATA;

(ii) neither the UK Company nor any relevant associate (as defined in paragraph 3 of Schedule 10 to VATA) has opted to tax (or elected to waive exemption), or will before Closing opt to tax, any of the properties subject to the Office Leases; and

(iii) none of the Assets of the UK Company are capital items, the input tax on which could be subject to adjustment under Part XV of the Value Added Tax Regulations 1995.

ARTICLE 6

CLOSING; CLOSING CONDITIONS

6.1 Closing. The consummation of the transactions contemplated by this Agreement is referred to in this Agreement as the “Closing.” The Closing will occur within five (5) Business Days following the satisfaction or waiver of the conditions set forth in Section 6.2 and Section 6.3 or on such other date as the Parties may agree. The “Closing Date” will be the date on which the Closing occurs. The Parties agree that the effective time and date of the Closing shall be 11:59 p.m., Atlanta, Georgia time, on the Closing Date. The Closing will take place at the offices of Troutman Sanders LLP, located at 600 Peachtree Street, Suite 5200, Atlanta, Georgia, or at such other place as the Parties may agree.

6.2 Conditions to Obligations of the Purchasers. The obligations of the Purchasers to consummate the transactions contemplated by this Agreement will be subject to the fulfillment at or prior to the Closing of each of the following conditions:

(a) Injunction. There will be no effective injunction, writ or preliminary restraining order or any order of any nature issued by a Governmental Entity of competent jurisdiction to the effect that the purchase and sale of the Purchased Assets may not be consummated as provided in this Agreement, no proceeding or lawsuit will have been commenced by any Governmental Entity for the purpose of obtaining any such injunction, writ or preliminary restraining order and no written notice will have been received from any Governmental Entity indicating an intent to restrain, prevent, materially delay or restructure the transactions contemplated by this Agreement.

(b) Representations and Warranties. The representations and warranties of the Companies and the Member set forth in Article 3 shall have been true and correct in all material respects as of the date hereof and shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date, except that those representations and warranties that by their terms are qualified by materiality shall be true and correct in all respects.

(c) Performance of Obligations. Each of the Companies and the Member shall have performed in all material respects all covenants and agreements required to be performed by each of them under this Agreement on or prior to the Closing Date.

(d) Certificate. An authorized officer of each of the Companies and the Member shall have executed and delivered to the Purchasers a certificate as to compliance with the conditions set forth in Sections 6.2(b) and (c).

(e) No Material Adverse Change. Between the date hereof and the Closing Date, there shall not have occurred (nor shall the Purchasers have become aware of) any material adverse change, or any development likely to result in a material adverse change, in or affecting the Business, the Assets, the Assumed Liabilities or the results of operations, business, condition or prospects of either of the Companies or the Business.

(f) Consents. The Companies shall have obtained and delivered to the Purchasers (i) the written consents to the transactions contemplated by this Agreement (and, where applicable, the other modifications) with respect to the Assumed Contracts as described on Schedule 6.2(f)(i) and (ii) the written consents to the transactions contemplated by this Agreement with respect to those Client Contracts listed on Schedule 6.2(f)(ii) (which shall be in full force and effect as of the Closing Date) representing, in the aggregate, at least 75% of the Companies’ 2016 budgeted revenue for such Client Contracts as determined in accordance with Schedule 6.2(f)(ii), in each case, in form and substance satisfactory to the Purchasers (all such consents and modifications shall be in full force and effect). Notwithstanding anything contained to the contrary, the Purchasers shall not be entitled to waive the condition set forth in clause (ii) of this Section 6.2(f) without the prior written consent of the Companies and the Member.

(g) Key Employee Arrangements. The Key Employee Arrangements shall be in full force and effect (and no individual party to any such Key Employee Arrangement shall have notified the Purchasers of any intention to terminate such Key Employee Arrangements).

(h) Release of Liens. The Companies shall have delivered to the Purchasers satisfactory evidence that all Liens affecting the Assets have been released.

(i) Ancillary Documents. The Companies shall have delivered, or caused to be delivered, to the Purchasers the following:

(i) executed bills of sale, instruments of assignment and other conveyance documents, dated the Closing Date, transferring to the Purchasers all of the Companies’ right, title and interest in and to the Assets, together with possession of the Assets;

(ii) executed offer letters and business protection agreements from the Transferred Employees, in form and substance satisfactory to the Purchasers;

(iii) with respect to the US Company, a certificate of non-foreign status that complies with Treasury Regulation Section 1.1445-2(b)(2);

(iv) a copy of resolutions of the board of managers and the members of the US Company authorizing the execution, delivery and performance of this Agreement by the Companies and a certificate of the secretary or assistant secretary of the US Company, dated the Closing Date, certifying that such resolutions were duly adopted and are in full force and effect;

(v) a copy of resolutions of the director and shareholder of the UK Company authorizing the execution, delivery and performance of this Agreement by the UK Company and a certificate of the sole director of the UK Company, dated the Closing Date, certifying that such resolutions were duly adopted and are in full force and effect;

(vi) a certificate from the Secretary of State of the State of Georgia attesting to the good standing of the US Company in such jurisdiction as of a date on or near the Closing Date;

(vii) a certificate from the UK Companies House attesting to the good standing of the UK Company in such jurisdiction as of a date on or near the Closing Date; and

(viii) all other documents required to be entered into by any of the Companies and/or the Member pursuant to this Agreement or reasonably requested by the Purchasers to convey the Assets to the Purchasers or to otherwise consummate the transactions contemplated by this Agreement.

6.3 Conditions to Obligations of the Companies and the Member. The obligations of the Companies and the Member to consummate the transactions contemplated by this Agreement will be subject to the fulfillment at or prior to the Closing of each of the following conditions:

(a) Injunction. There will be no effective injunction, writ or preliminary restraining order or any order of any nature issued by a Governmental Entity of competent jurisdiction to the effect that the purchase and sale of the Purchased Assets may not be consummated as provided in this Agreement, no proceeding or lawsuit will have been commenced by any Governmental Entity for the purpose of obtaining any such injunction, writ or preliminary restraining order and no written notice will have been received from any Governmental Entity indicating an intent to restrain, prevent, materially delay or restructure the transactions contemplated by this Agreement.

(b) Representations and Warranties. The representations and warranties of the Purchasers set forth in Article 4 shall have been true and correct in all material respects as of the date hereof and shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date, except that those representations and warranties that by their terms are qualified by materiality shall be true and correct in all respects.

(c) Performance of Obligations. Each of the Purchasers shall have performed in all material respects all covenants and agreements required to be performed by it under this Agreement on or prior to the Closing Date;

(d) Certificate. An authorized officer of each of the Purchasers shall have executed and delivered to the Companies a certificate as to compliance with the conditions set forth in Sections 6.3(b) and (c).

(e) Ancillary Documents. The Purchasers shall have delivered, or caused to be delivered, to the Companies the following:

(i) executed instruments of assumption, dated the Closing Date, evidencing the assumption of the Assumed Liabilities;

(ii) a copy of resolutions of the boards of directors of each of the Purchasers authorizing the execution, delivery and performance of this Agreement by the Purchasers and a certificate of the secretary or assistant secretary of each of the Purchasers, dated the Closing Date, certifying that such resolutions were duly adopted and are in full force and effect.

(iii) a certificate from the Secretary of State of the State of Georgia attesting to the good standing of the US Purchaser in such jurisdiction as of a date on or near the Closing Date;

(iv) a certificate from the UK Companies House attesting to the good standing of the UK Purchaser in such jurisdiction as of a date on or near the Closing Date; and

(v) all other documents required to be entered into by any of the Purchasers pursuant to this Agreement or reasonably requested by the Companies or the Member to consummate the transactions contemplated by this Agreement.

ARTICLE 7

TERMINATION

7.1 Termination. This Agreement may be terminated at any time at or prior to the Closing (the “Termination Date”):

(a) in writing by mutual consent of the Parties;

(b) by written notice from the Companies to the Purchasers, if either of the Purchasers (i) fails to perform in any material respect any of its agreements contained in this Agreement required to be performed by it on or prior to the Closing Date or (ii) materially breaches any of its representations and warranties contained in this Agreement, which failure or breach is not cured within ten (10) days after the Companies have notified the Purchasers of their intent to terminate this Agreement pursuant to this subparagraph (b);

(c) by written notice from the Purchasers to the Companies, if either of the Companies or the Member (i) fails to perform in any material respect any of its agreements contained in this Agreement required to be performed by it on or prior to the Closing Date or (ii) materially breaches any of its representations and warranties contained in this Agreement, which failure or breach is not cured within ten (10) days after the Purchasers have notified the Companies of their intent to terminate this Agreement pursuant to this subparagraph (c); or

(d) by written notice by the Companies to the Purchasers or the Purchasers to the Companies, as the case may be, if the Closing has not occurred on or prior to January 13, 2017 for any reason other than delay or nonperformance of the Party (or any Affiliate thereof) seeking such termination.

7.2 Specific Performance and Other Remedies. The Parties each acknowledge that the rights of each Party to consummate the transactions contemplated by this Agreement are special, unique and of extraordinary character and that, in the event that any Party violates or fails or refuses to perform any covenant or agreement made by it in this Agreement, the non-breaching Party may be without an adequate remedy at law. The Parties agree, therefore, that in the event that any Party violates or fails or refuses to perform any covenant or agreement made by such Party in this Agreement, the non-breaching Party or Parties may, subject to the terms of this Agreement and in addition to any remedies at law for damages or other relief, institute and prosecute an action in any court of competent jurisdiction to enforce specific performance of such covenant or agreement or seek any other equitable relief.

7.3 Effect of Termination. In the event of termination of this Agreement pursuant to this Article 7, this Agreement will forthwith become void and there will be no liability on the part of any Party or its respective partners, officers, directors or stockholders, except for obligations under Section 5.6, Section 9.15 and this Section, all of which will survive the Termination Date. Notwithstanding the foregoing, nothing contained in this Agreement will relieve any Party from liability for any breach of this Agreement

ARTICLE 8

INDEMNIFICATION

8.1 Indemnification Obligations of the Companies and the Member. The Companies and the Member will jointly and severally indemnify, defend and hold harmless the Purchasers, their respective Affiliates and each of their respective officers, directors, employees, agents and representatives and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Purchaser Indemnified Parties”) from, against and in respect of any and all claims, liabilities, obligations, losses, costs, expenses, penalties, fines and judgments (at equity or at law) and damages whenever arising or incurred (including, without limitation, amounts paid in settlement, costs of investigation and reasonable attorneys’ fees and expenses) arising out of or relating to:

(a) the Excluded Liabilities;

(b) any breach or inaccuracy of any representation or warranty made by either of the Companies or the Member in this Agreement or the certificate delivered pursuant to Section 6.2(d);

(c) any breach of any covenant, agreement or undertaking made by either of the Companies or the Member in this Agreement; or

(d) any liabilities or obligations of the Companies under the Assumed Contracts for obligations that were required to be performed prior to the Closing Date, or are not disclosed on the face of such Assumed Contracts or do not accrue and relate to the operations of the Business subsequent to the Closing Date (including, without limitation, pertaining to any service or warranty liability with respect to services provided or products sold by the Companies prior to the Closing Date).

The claims, liabilities, obligations, losses, costs, expenses, penalties, fines and damages of the Purchaser Indemnified Parties described in this Section 8.1 as to which the Purchaser Indemnified Parties are entitled to indemnification are hereinafter collectively referred to as the “Purchaser Losses.”

8.2 Indemnification Obligations of the Purchasers. The Purchasers will indemnify and hold harmless the Companies, the Member and each of their respective officers, directors, employees, agents and representatives and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Company Indemnified Parties”) from, against and in respect of any and all claims, liabilities, obligations, losses, costs, expenses, penalties, fines and judgments (at equity or at law, including statutory and common) and damages whenever arising or incurred (including, without limitation, amounts paid in settlement, costs of investigation and reasonable attorneys’ fees and expenses) arising out of or relating to:

(a) either Purchaser’s failure to perform, discharge or satisfy the Assumed Liabilities;

(b) any breach or inaccuracy of any representation or warranty made by either of the Purchasers in this Agreement or the certificate delivered pursuant to Section 6.3(d); or

(c) any breach of any covenant, agreement or undertaking made by either of the Purchasers in this Agreement.

The claims, liabilities, obligations, losses, costs, expenses, penalties, fines and damages of the Company Indemnified Parties described in this Section 8.2 as to which the Company Indemnified Parties are entitled to indemnification are hereinafter collectively referred to as the “Company Losses.”

8.3 Indemnification Procedure.

(a) Promptly after receipt by a Purchaser Indemnified Party or a Company Indemnified Party (hereinafter collectively referred to as an “Indemnified Party”) of notice by a third party (including any Governmental Entity) of any complaint or the commencement of any audit, investigation, action or proceeding with respect to which such Indemnified Party may be entitled to receive payment from the other Party for any Purchaser Losses or the Company Losses (as the case may be), such Indemnified Party will notify the Purchasers or the Companies and the Member, as the case may be (the “Indemnifying Party”), promptly following the Indemnified Party’s receipt of such complaint or of notice of the commencement of such audit, investigation, action or proceeding; provided, however, that the failure to so notify the Indemnifying Party will relieve the Indemnifying Party from liability under this Agreement with respect to such claim only if, and only to the extent that, such failure to notify the Indemnifying Party results in the forfeiture by the Indemnifying Party of rights and defenses otherwise available to the Indemnifying Party with respect to such claim. The Indemnifying Party will have the right, upon written notice delivered to the Indemnified Party within ten (10) days thereafter assuming full responsibility for any Purchaser Losses or any Company Losses (as the case may be) resulting from such audit, investigation, action or proceeding, to assume the defense of such audit, investigation, action or proceeding, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of the fees and disbursements of such counsel; provided, however, that the Indemnifying Party shall not be entitled to assume such defense if (i) such audit, investigation, action or proceeding relates to or arises in connection with any criminal allegation, (ii) such audit, investigation, action or proceeding seeks an injunction or equitable relief against an Indemnified Party, or (iii) an adverse determination with respect to such audit, investigation, action or proceeding would be materially detrimental to or materially injure an Indemnified Party’s reputation, or (iv) the appropriate court rules that the Indemnifying Party failed or is failing to vigorously prosecute or defend such audit, investigation, action or proceeding. In the event, however, that the Indemnifying Party declines or fails, or is not entitled, to assume the defense of the audit, investigation, action or proceeding on the terms provided above or to employ counsel reasonably satisfactory to the Indemnified Party, in either case within such ten (10)-day period, then such Indemnified Party may employ counsel to represent or defend it in any such audit, investigation, action or proceeding and the Indemnifying Party will pay the reasonable fees and disbursements of such counsel as incurred; provided, however, that the Indemnifying Party will not be required to pay the fees and disbursements of more than one (1) counsel for all Indemnified Parties in any jurisdiction in any single audit, investigation, action or proceeding. In any audit, investigation, action or proceeding with respect to which indemnification is being sought hereunder, the Indemnified Party or the Indemnifying Party, whichever is not assuming the defense of such action, will have the right to participate in such matter and to retain its own counsel at such Party’s own expense. The Indemnifying Party or the Indemnified Party, as the case may be, will at all times use reasonable efforts to keep the Indemnifying Party or the Indemnified Party, as the case may be, reasonably apprised of the status of the defense of any matter the defense of which they are maintaining and to cooperate in good faith with each other with respect to the defense of any such matter.

(b) No Indemnified Party may settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder without the prior written consent of the Indemnifying Party, unless (i) the Indemnifying Party fails to assume and maintain the defense of such claim pursuant to Section 8.3(a) or (ii) such settlement, compromise or consent includes an unconditional release of the Indemnifying Party from all liability arising out of such claim. An Indemnifying Party may not, without the prior written consent of the Indemnified Party, settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder unless (i) such settlement, compromise or consent includes an unconditional release of the Indemnified Party from all liability arising out of such claim, (ii) does not contain any admission or statement suggesting any wrongdoing or liability on behalf of the Indemnified Party and (iii) does not contain any equitable order, judgment or term which in any manner affects, restrains or interferes with the business of the Indemnified Party or any of the Indemnified Party’s Affiliates.

(c) In the event an Indemnified Party claims a right to payment pursuant to this Agreement, such Indemnified Party will send written notice of such claim to the appropriate Indemnifying Party. Such notice will specify the basis for such claim. As promptly as possible after the Indemnified Party has given such notice, such Indemnified Party and the appropriate Indemnifying Party will establish the merits and amount of such claim (by mutual agreement, litigation, arbitration or otherwise) and, within five (5) Business Days of the final determination of the merits and amount of such claim, the Indemnifying Party will pay to the Indemnified Party immediately available funds in an amount equal to such claim as determined hereunder.

8.4 Survival. The representations and warranties of the Parties contained herein shall not be extinguished by the Closing, but shall survive the Closing for, and all claims for indemnification in connection therewith shall be asserted not later than, eighteen (18) months following the Closing Date; provided, however, that the representations and warranties contained in Section 3.1 (Organization), Section 3.2 (Authorization), the second sentence of Section 3.5(c) (Title to Assets), Section 3.12 (Tax Returns; Taxes), Section 3.14 (Benefit Plans), Sections 3.16(e) through (g) (Intellectual Property), Section 3.22 (Brokers, Finders and Investment Bankers), Section 4.1 (Organization) and Section 4.2 (Authorization) (collectively, the “Surviving Representations”) shall survive without limitation as to time, and the period during which a claim for indemnification may be asserted in connection therewith shall continue indefinitely; provided, however, that with respect to any claim that otherwise would be limited by a statute of limitations or other contractual or legal limitation on a claim, the survival period for the Surviving Representations shall be limited to such period, not including any extensions that the Purchasers may grant. The covenants and agreements of the Parties hereunder shall survive without limitation as to time (except as limited by applicable statutes of limitation), and the period during which a claim for indemnification may be asserted in connection therewith shall continue indefinitely (except as limited by applicable statutes of limitation). Notwithstanding the foregoing, if, prior to the close of business on the last day a claim for indemnification may be asserted hereunder, an Indemnifying Party shall have been properly notified of a claim for indemnity hereunder with specificity of the nature and amount of such claim and such claim shall not have been finally resolved or disposed of at such date, such claim shall continue to survive and shall remain a basis for indemnity hereunder until such claim is finally resolved or disposed of in accordance with the terms hereof.

8.5 Liability Limits. Notwithstanding anything to the contrary set forth herein, the Purchaser Indemnified Parties shall not make a claim against any of the Companies or the Member for indemnification under Section 8.1(b) for Purchaser Losses unless and until the aggregate amount of such Purchaser Losses exceeds $100,000 (the “Basket”), in which event the Purchaser Indemnified Parties may claim indemnification for all Purchaser Losses, including the Basket; provided, however, that the Surviving Representations shall not be subject to the Basket. The total aggregate amount of the liability of the Companies and the Member for Purchaser Losses with respect to any claims made pursuant to Section 8.1(b) shall be limited to $3,000,000; provided, however, that the total aggregate amount of the liability of the Companies and the Member for Purchaser Losses arising out of fraud or bad faith or the Surviving Representations shall not be subject to any such limit.

8.6 Offset. Notwithstanding anything contained in this Agreement to the contrary, the Purchasers shall have the right, in their sole and absolute discretion, to set-off, reduce and offset any amount otherwise payable by either of the Purchasers under this Agreement (including any Earnout Payment) by the amount of any Purchaser Losses finally determined or agreed upon pursuant to the terms of this Agreement or asserted in good faith pursuant to the terms of this Agreement but unresolved as of the payment date; provided, however, to the extent any such asserted but unresolved claims are finally determined or agreed upon pursuant to the terms of this Agreement not to be Purchaser Losses, the Purchasers shall pay promptly to the Companies such improperly withheld amount, together with interest thereon at a rate of 10% per annum commencing on the scheduled date of payment and continuing to and including the actual date of payment. Neither the exercise nor the failure to exercise the right set forth in this Section 8.6 will constitute an election of remedies or limit the Purchasers in any manner in the enforcement of any other remedies that may be available to them.

8.7 Investigations. The respective representations and warranties of the Parties contained in this Agreement or in any certificate or other document delivered by any Party on or prior to the Closing Date and the rights to indemnification set forth in Article 8 will not be deemed waived or otherwise affected by any investigation made by a Party to this Agreement.

8.8 Tax Treatment of Indemnification. For all Tax purposes, the Parties agree to treat (and shall cause each of their respective Affiliates to treat) any indemnity payment under this Agreement as an adjustment to the Purchase Price.

ARTICLE 9

MISCELLANEOUS PROVISIONS

9.1 Notices. All notices, communications and deliveries under this Agreement will be made in writing signed by or on behalf of the Party making the same, will specify the Section under this Agreement pursuant to which it is given or being made, and will be delivered personally or by facsimile transmission or sent by registered or certified mail (return receipt requested) or by overnight courier delivery service (with evidence of delivery and postage and other fees prepaid) as follows:

To either Purchaser:	PRGX USA, Inc. 600 Galleria Parkway Suite 100 Atlanta, Georgia 30339 Attn: Victor A. Allums, Senior Vice President & General Counsel Facsimile No.: (770) 779-3034

with a copy to:	Troutman Sanders LLP 600 Peachtree Street, Suite 5200 Atlanta, Georgia 30308 Attn: Stephen E. Lewis Facsimile No.: (404) 962-6616

To either Company or the Member:	Robert Donohue 5080 Powers Ferry Road Atlanta, Georgia 30327 Facsimile No.: (404) 214-7947

with a copy to:	Burr & Forman LLP 171 17th Street, NW, Suite 1100 Atlanta, Georgia 30363 Attn: Edward H. Brown Facsimile No.: (404) 214-7947

or to such other representative or at such other address of a Party as such Party may furnish to the other Parties in writing. Any such notice, communication or delivery will be deemed given or made (a) on the date of delivery if delivered in person, (b) on the first (1st) Business Day after delivery to an appropriate customer service representative if sent by overnight courier, (c) upon transmission by facsimile if receipt is confirmed by telephone or (d) on the fifth (5th) Business Day after it is mailed by registered or certified mail.

9.2 Schedules and Exhibits. The Schedules and Exhibits to this Agreement are hereby incorporated into this Agreement and are hereby made a part of this Agreement as if set out in full in this Agreement.

9.3 Assignment; Successors in Interest. No assignment or transfer by any Party of such Party’s rights and obligations under this Agreement will be made except with the prior written consent of the other Parties to this Agreement; provided, however, that the Purchasers shall, without the obligation to obtain the prior written consent of any other Party to this Agreement, be entitled to assign this Agreement or all or any part of its rights or obligations hereunder to any one (1) or more Affiliates of the Purchasers and/or as collateral to any Person providing financing for the transactions contemplated by this Agreement. This Agreement will be binding upon and will inure to the benefit of the Parties and their successors and permitted assigns, and any reference to a Party will also be a reference to a successor or permitted assign.

9.4 Number; Gender. Whenever the context so requires, whenever the singular is used, the same will include the plural and whenever the plural is used, the same will include the singular, and the gender of any pronoun will include the other genders.

9.5 Captions. The titles, captions and table of contents contained in this Agreement are inserted in this Agreement only as a matter of convenience and for reference and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision of this Agreement. Unless otherwise specified to the contrary, all references to Articles and Sections are references to Articles and Sections of this Agreement and all references to Schedules or Exhibits are references to Schedules and Exhibits, respectively, to this Agreement.

9.6 Controlling Law; Amendment. This Agreement will be governed by and construed and enforced in accordance with the internal laws of the State of Georgia without reference to its choice of law rules. This Agreement may not be amended, modified or supplemented except by written agreement of the Parties.

9.7 Consent to Jurisdiction, Etc. Each of the Parties hereby irrevocably consents and agrees that, subject to Section 2.3(e) and Section 2.4(h), any action, suit or proceeding arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Agreement or any related document (for purposes of this Section, a “Legal Dispute”) shall be brought only to the exclusive jurisdiction of the courts of the State of Georgia or the federal courts located in the State of Georgia. The Parties agree that, after a Legal Dispute is before a court as specified in this Section 9.7 and during the pendency of such Legal Dispute before such court, all actions, suits or proceedings with respect to such Legal Dispute or any other Legal Dispute, including, without limitation, any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court. Each of the Parties hereby waives, and agrees not to assert, as a defense in any legal dispute, that such Party is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in such court or that such Party’s property is exempt or immune from execution, that the action, suit or proceeding is brought in an inconvenient forum or that the venue of the action, suit or proceeding is improper. Each Party hereto agrees that a final judgment in any action, suit or proceeding described in this Section 9.7 after the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable laws.

9.8 Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Agreement, and any such prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by law, the Parties waive any provision of law which renders any such provision prohibited or unenforceable in any respect.

9.9 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which will be deemed an original, and it will not be necessary in making proof of this Agreement or the terms of this Agreement to produce or account for more than one (1) of such counterparts. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

9.10 Enforcement of Certain Rights. Nothing expressed or implied in this Agreement is intended, or will be construed, to confer upon or give any Person other than the Parties, and their successors or permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, or result in such Person being deemed a third party beneficiary of this Agreement.

9.11 Waiver. Any agreement on the part of a Party to any extension or waiver of any provision of this Agreement will be valid only if set forth in an instrument in writing signed on behalf of such Party. A waiver by a Party of the performance of any covenant, agreement, obligation, condition, representation or warranty will not be construed as a waiver of any other covenant, agreement, obligation, condition, representation or warranty. A waiver by any Party of the performance of any act will not constitute a waiver of the performance of any other act or an identical act required to be performed at a later time.

9.12 Integration. This Agreement and the documents executed pursuant to this Agreement supersede all negotiations, agreements and understandings among the Parties with respect to the subject matter of this Agreement, except for that certain confidentiality agreement dated on or about September 29, 2015 between the Purchaser Parent and the US Company, and constitute the entire agreement between the Parties.

9.13 Compliance with Bulk Sales Laws. Without limiting the respective rights and obligations of the Parties pursuant to Article 8, the Parties hereby waive compliance by the Parties with the bulk sales laws and any other similar laws in any applicable jurisdiction in respect of the transactions contemplated by this Agreement.

9.14 Cooperation Following the Closing Date. Following the Closing Date, each of the Parties shall deliver to any other Party such further information and documents and shall execute and deliver to the others such further instruments and agreements as such other Party shall reasonably request to consummate or confirm the transactions provided for in this Agreement, to accomplish the purpose of this Agreement or to assure to such other Party the benefits of this Agreement.

9.15 Transaction Costs. Except as otherwise expressly provided herein, (a) the Purchasers will pay their own fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement, including the fees, costs and expenses of their financial advisors, accountants and counsel, and (b) the Companies and the Member will pay the fees, costs and expenses of the Companies and the Member incurred in connection with this Agreement and the transactions contemplated by this Agreement, including the fees, costs and expenses of their financial advisors, accountants and counsel.

9.16 Certain Definitions. As used in this Agreement:

(a) the term “Affiliate” of any specified Person means any other Person directly or indirectly Controlling or Controlled by or under direct or indirect common Control with such specified Person.

(b) the term “Business Day” means any day except Saturday, Sunday or any day on which banks are generally not open for business in the City of Atlanta.

(c) the term “Company Benefit Plan” means each Employee Benefit Plan that either of the Companies is a party to, sponsors, maintains or has an obligation to contribute to, previously sponsored, maintained or had an obligation to contribute to, or with respect to which either of the Companies has or has had any liability (contingent or otherwise).

(d) the term “Control,” when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “Controlling” and “Controlled” have meanings correlative to the foregoing.

(e) the term “Employee Benefit Plan” means, with respect to any Person, each plan, fund, program, agreement, arrangement, policy or scheme that is at any time sponsored or maintained or required to be sponsored or maintained by such Person or to which such Person makes or has made, or has or has had an obligation to make, contributions or otherwise has or has had any liability (contingent or otherwise) providing for employee benefits or for the remuneration, direct or indirect, of current or former employees, directors, partners, members, officers, consultants, independent contractors, contingent workers or leased employees of such Person or the spouses, beneficiaries or dependents of any of them (whether written or oral), including, without limitation, each deferred compensation, bonus, incentive compensation, pension, retirement, stock purchase, stock option and other equity compensation plan or program, each “welfare” plan (within the meaning of Section 3(1) of ERISA, determined without regard to whether such plan is subject to ERISA), each “pension” plan (within the meaning of Section 3(2) of ERISA, determined without regard to whether such plan is subject to ERISA), each employment, severance termination, health, vacation, paid time off, summer hours, supplemental unemployment benefit, long term disability, short term disability, life insurance, hospitalization insurance, medical, prescription, surgical, dental, legal, fringe benefit plan, fund, program, agreement, policy or arrangement, and each other employee benefit plan, fund, program, agreement, policy or arrangement.

(f) the term “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(g) the term “ERISA Affiliate” means any Person (whether incorporated or unincorporated) that together with either of the Companies would be deemed a “single employer” within the meaning of Section 414 of the Code.

(h) the term “ERISA Affiliate Plan” shall mean each Employee Benefit Plan sponsored or maintained or required to be sponsored or maintained at any time by any ERISA Affiliate or to which such ERISA Affiliate makes or has made, or has or has had an obligation to make, contributions at any time or with respect to which such ERISA Affiliate has or had any liability at any time (contingent or otherwise).

(i) the term “Funded International Employee Plan” means any International Employee Plan under which resources are set aside in advance of the benefits being paid.

(j) the term “Intellectual Property” means any or all of the following and all rights, arising out of or associated therewith: (i) all United States, international and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (ii) all inventions (whether patentable or not), invention disclosures, improvements, proprietary information, know-how, technology, technical data, customer lists, trade secrets and all documentation relating to any of the foregoing throughout the world; (iii) all copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto throughout the world; (iv) all industrial designs and any registrations and applications therefor throughout the world; (v) all internet uniform resource locators, domain names, trade names, logos, slogans, designs, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world; (vi) all Software, databases and data collections and all rights therein throughout the world; (vii) all moral and economic rights of authors and inventors, however denominated, throughout the world; and (vii) any similar or equivalent rights to any of the foregoing anywhere in the world.

(k) the term “International Employee Plan” means each Company Benefit Plan that is maintained in any non-U.S. jurisdiction.

(l) the term “Knowledge” with respect to the Companies means (i) all facts known by any individual listed on Schedule 9.16 on the date hereof and (ii) all facts that such persons should have known on the date hereof in the normal performance of their duties for the Companies.

(m) the term “Person” means any individual, corporation, partnership, joint venture, trust, unincorporated organization or Governmental Entity.

(n) the term “Software” means any computer software program, together with any error corrections, updates, modifications, or enhancements thereto, in both machine-readable form and human-readable form, including all comments, documents and any procedural code.

(o) the term “Tax” or “Taxes” means any and all taxes, charges (including customs duties or fines), fees, levies, imposts, duties or other assessments of any kind whatsoever, imposed by or payable to any federal, state, provincial, local, or foreign Governmental Entity, including any gross income, net income, alternative or add-on minimum, franchise, profits or excess profits, gross receipts, estimated, capital, goods, services, documentary, use, transfer, ad valorem, business rates, value added, sales, customs, real or personal property, escheat, capital stock, license, payroll, withholding or back-up withholding, employment, social security, workers’ compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, occupancy, transfer, gains and environmental taxes, together with any interest, penalties, additions to tax or additional amounts imposed with respect thereto.

(p) the term “Tax Return” shall mean any report, return, declaration, claim for refund, or other information supplied or required to be supplied to a Governmental Entity in connection with Taxes, including any schedule or attachment thereto, including estimated returns and reports of every kind, and including any amendment thereof

***

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed, as of the date first above written.

PRGX USA, INC.

By:	/s/ Ronald E. Stewart
Name:	Ronald E. Stewart
Title:	President & CEO

PRGX UK LTD.

By:	/s/ Ronald E. Stewart
Name:	Ronald E. Stewart
Title:	Sole Director

COST & COMPLIANCE ASSOCIATES, LLC

By:	/s/ Robert F. Donohue
Name:	Robert F. Donohue
Title:	President

COST & COMPLIANCE ASSOCIATES LIMITED

By:	/s/ Robert F. Donohue
Name:	Robert F. Donohue
Title:	President

/s/ Robert F. Donohue Robert F. Donohue